 Exhibit 99.1

MANAGEMENT
PROXY CIRCULAR

ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 16, 2012

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
OF THOMSON REUTERS CORPORATION

To our shareholders,

We are pleased to invite you to attend the 2012 Thomson Reuters annual meeting of shareholders on Wednesday, May 16, 2012 at 12:00 p.m. (Eastern Daylight Time). The meeting will be held at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada. Following the meeting, a webcast will also be available at www.thomsonreuters.com.

BUSINESS

The business of the meeting will be to:

1.	Receive our consolidated financial statements for the year ended December 31, 2011 and the auditor’s report on those statements;

2.	Elect directors;

3.	Appoint the auditor and authorize the directors to fix the auditor’s remuneration;

4.	Consider an advisory resolution on executive compensation; and

5.	Transact any other business properly brought before the meeting and any adjourned or postponed meeting.

These matters are discussed in more detail in the accompanying management proxy circular. At the meeting, you will also have an opportunity to hear about our 2011 performance and our plans for Thomson Reuters going forward. Shareholders in attendance in Toronto will have an opportunity to ask questions.

RECORD DATE

You are entitled to vote at the meeting, and any adjourned or postponed meeting, if you were a holder of our common shares as of 5:00 p.m. (Eastern Daylight Time) on March 23, 2012.

VOTING

Your vote is important. If you’re unable to attend the meeting in person, please vote by proxy. A proxy is a document that authorizes someone else to attend the meeting and cast votes for you. We’ve enclosed a proxy form that contains instructions on how to complete and send your voting instructions. If you hold your shares through a broker or other intermediary, you should follow the procedures provided by your broker or intermediary.

If you’re a registered shareholder, our transfer agent, Computershare Trust Company of Canada, must receive your proxy or voting instructions no later than 5:00 p.m. (Eastern Daylight Time) on Monday, May 14, 2012, or if the meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting. If you’re a registered shareholder and have any questions or need assistance voting your shares, please call Computershare Trust Company of Canada, toll-free in Canada and the United States, at 1.800.564.6253.

Non-registered/beneficial shareholders will be subject to earlier voting deadlines as specified in their proxy or voting instructions.

The Thomson Reuters board considers all of the proposals described in the enclosed materials to be in the best interests of our company. Accordingly, the board unanimously recommends that you cast your vote “FOR” all of these items of business.

Thank you for your continued support of, and interest in, Thomson Reuters.

Very truly yours,

David Thomson	James C. Smith
Chairman of the Board	Chief Executive Officer

March 26, 2012

Thomson Reuters Management Proxy Circular

MANAGEMENT PROXY CIRCULAR

WHAT’S INSIDE

Page

2	About this Circular and Related Proxy Materials
3	Business of the Meeting
4	Voting Information
6	Annual and Quarterly Financial Statements and Related MD&A
6	Electronic Delivery of Shareholder Communications
6	Principal Shareholder and Share Capital
7	About Our Directors
8	Nominee Information
14	Director Compensation
17	Corporate Governance
20	Audit Committee
22	Corporate Governance Committee
24	HR Committee
25	Succession Planning and Talent Management
25	Majority Voting Policy
25	Director Attendance
26	Interlocking Directorships
26	Risk Management and Internal Controls
27	Disclosure and Communications Controls and Procedures
27	Transactions Involving Directors or Officers
28	Code of Business Conduct and Ethics
28	Trust Principles and Founders Share Company
29	About Our Independent Auditor
30	Advisory Resolution on Executive Compensation (Say on Pay)
31	Compensation Discussion and Analysis
31	Executive Summary
33	Named Executive Officers
34	Designing and Determining Executive Compensation: The Role of the HR Committee, Our Principal Shareholder and Independent Advisors
38	Compensation Arrangements for the CEO and Other Named Executive Officers
47	Executive Compensation
57	Indebtedness of Officers, Directors and Employees
57	Directors’ and Officers’ Indemnification and Insurance
57	Additional Information
58	Directors’ Approval
A-1	Appendix A — Plan Descriptions

Thomson Reuters Management Proxy Circular

FAST FACTS ABOUT THOMSON REUTERS

For an interactive version of our annual report, visit www.thomsonreuters.com.

Who we are and what we do – We are the leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision-makers. Through approximately 60,000 people in over 100 countries, we deliver this must-have insight to the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world’s most trusted news organization.

Stock exchange listings (Symbol: TRI):
Toronto Stock Exchange (TSX)
New York Stock Exchange (NYSE)

Stock prices (2011):
Closing price (12/31/2011): C$27.23 / US$26.67
52 week high: C$41.61 / US$42.15
52 week low: C$26.10 / US$25.28

2011 results:
• Revenues – US$12.9 billion	Market capitalization (12/31/2011) – Over US$22 billion
• Adjusted EBITDA margin* - 26.4%
• Underlying operating profit margin* – 20.0%	Dividend per share (2012 annualized) – $1.28 (representing
• Adjusted earnings per share (EPS)* – US$1.98	a 3% increase compared to 2011)
• Free cash flow* – US$1.6 billion
*Non-International Financial Reporting Standards (IFRS) financial measure.
Please see the note on page 57 for more information.

Front cover photo credit: REUTERS/Danish Siddiqui, January 20, 2011.

ABOUT THIS CIRCULAR AND RELATED PROXY MATERIALS

We are providing this circular and proxy materials to you in connection with our annual meeting of shareholders to be held on Wednesday, May 16, 2012. As a shareholder, you are invited to attend the meeting. If you are unable to attend, you may still vote by completing the enclosed proxy form.

This circular describes the items to be voted on at the meeting and the voting process and contains additional information about executive compensation, corporate governance practices and other matters that will be discussed at the meeting.

Unless otherwise indicated, all dollar amounts in this circular are expressed in U.S. dollars, and information is as of March 15, 2012. In this circular, the terms “we”, “us” and “our” refer to Thomson Reuters Corporation and our consolidated subsidiaries. The term “Woodbridge” refers to The Woodbridge Company Limited and other companies affiliated with it.

Please see the “Voting Information” section of this document for an explanation of how you can vote on the matters to be considered at the meeting, whether or not you decide to attend the meeting.

Thomson Reuters Management Proxy Circular

BUSINESS OF THE MEETING

HIGHLIGHTS

This year’s meeting will cover the following items of business:

	Item of Business	Highlights	Board Vote Recommendation
1	Financial statements	Receipt of our 2011 audited financial statements.	N/A

● Our 2011 annual consolidated financial statements are included in our 2011 annual report, which is available in the “Investor Relations” section of our website, www.thomsonreuters.com.

● Shareholders who requested a copy of the 2011 annual report will receive it by mail or e-mail.

● Representatives from Thomson Reuters and our independent auditor, PricewaterhouseCoopers LLP, will be available to discuss any questions about our financial statements at the meeting.

2	Directors	At the meeting, 14 individuals are proposed to be elected to our board of directors. All of these individuals are currently directors of our company.	FOR EACH DIRECTOR
NOMINEE
● A majority of our directors are independent.

● The roles and responsibilities of the Chairman and the CEO are separate.

● Shareholders vote annually for individual directors.

3	Auditor	We are proposing to re-appoint PricewaterhouseCoopers LLP as our independent auditor for another year until the 2013 annual meeting of shareholders.	FOR

4	Advisory resolution on executive	As in recent years, we are proposing a non-binding advisory “say on pay” resolution related to executive compensation.	FOR
	compensation	This is a recommended corporate governance best practice.

5	Other business	If any other items of business are properly brought before the meeting (or any adjourned or postponed	N/A
meeting), shareholders will be asked to vote. We are not aware of any other items of business at this time.

Thomson Reuters Management Proxy Circular

VOTING INFORMATION

Who can vote at the meeting?

If you held common shares as of 5:00 p.m. (Eastern Daylight Time) on March 23, 2012 (the record date), then you are entitled to vote at the meeting or any adjourned or postponed meeting. Each share is entitled to one vote. As of March 15, 2012, there were 829,025,763 common shares outstanding.

We also have 6,000,000 Series II preference shares outstanding, but these shares do not have voting rights at the annual meeting.

How many votes are required for approval?

A simple majority (more than 50%) of votes cast, in person or by proxy, is required to approve each item of business.

How do I vote?

You have two choices – you can vote by proxy, or you can attend the meeting and vote in person. The voting process is different for each choice. The voting process also depends on whether you’re a registered or non-registered shareholder.

You should first determine whether you are a registered or non-registered holder of our common shares. Most of our shareholders are non-registered holders.

•
You are a registered shareholder if your name appears directly on your share certificates, or if you hold your common shares in book-entry form through the direct registration system (DRS) on the records of our transfer agent, Computershare Trust Company of Canada.

•	You are a non-registered shareholder if you own shares indirectly and the shares are registered in the name of an intermediary. For example, you are a non-registered shareholder if:

o	your common shares are held in the name of a bank, trust company, securities broker, trustee or custodian; or

o	you hold Depositary Interests representing our common shares which are held in the name of Computershare Company Nominees Limited as nominee and custodian.

Non-registered shareholders are sometimes referred to as “beneficial owners”.

Voting by proxy

If it is not convenient for you to attend the meeting, you may vote by proxy on the matters to be considered at the meeting. A proxy is a document that authorizes someone else to attend the meeting and cast votes for you.

Non-registered shareholders

If you are a non-registered shareholder who receives a proxy form or voting instruction form (VIF), you should follow your intermediary’s instruction for completing the form. Holders of Depositary Interests will receive a voting form of instruction or direction from Computershare Investor Services PLC.

Registered shareholders

•
You may authorize our directors who are named on the enclosed proxy form to vote your shares as your proxyholder. You may give voting instructions by mail, the Internet or telephone. Please refer to your proxy form for instructions.

•
You may appoint another person to attend the meeting on your behalf and vote your shares as your proxyholder. If you choose this option, you can appoint your proxy by mail or through the Internet. If you mail the proxy form, you must print that person’s name in the blank space provided on the back of the enclosed proxy form and you should indicate how you want your shares voted. Sign, date and return the proxy form in the envelope provided. If you vote through the Internet, you may also appoint another person to be your proxyholder. You may choose anyone to be your proxyholder; the person does not have to be another shareholder. You may be able to appoint more than one proxyholder, provided that each proxyholder is entitled to exercise the rights attaching to different shares held by you. If you do appoint more than one proxyholder, you must do so by mail, and please enter the number of shares next to the proxyholder’s name that he or she is entitled to vote. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of Computershare Trust Company of Canada when they arrive at the meeting.

Thomson Reuters Management Proxy Circular

Voting in person

Non-registered shareholders

You should do one of the following if you plan to attend the meeting:

•
If you have received a proxy form from your intermediary, insert your own name in the blank space provided on the proxy form to appoint yourself as proxyholder. If the intermediary has not signed the proxy form, you must sign and date it. Follow your intermediary’s instructions for returning the proxy form; or

•	If you have received a VIF from your intermediary, follow your intermediary’s instructions for completing the form.

Registered shareholders

You do not need to do anything except attend the meeting. Do not complete or return your proxy form, as your vote will be taken at the meeting. You should register with representatives of Computershare Trust Company of Canada when you arrive at the meeting. If you wish to vote common shares registered in the name of a legal entity, that entity must submit a properly executed proxy form to Computershare Trust Company of Canada by the proxy cut-off time which appoints you to vote the common shares on its behalf.

What’s the deadline for receiving my proxy or voting instructions?

If you are a registered shareholder, your proxy or voting instructions must be received by 5:00 p.m. (Eastern Daylight Time) on Monday, May 14, 2012.

Non-registered shareholders may be subject to earlier deadlines as specified in their proxy or voting instructions.

If the meeting is adjourned or postponed, the proxy cut-off deadline will be no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.

How will my shares be voted if I appoint a proxyholder?

Your proxyholder must vote your shares on each matter according to your instructions if you have properly completed and returned a proxy form. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If you have appointed our directors named on the enclosed proxy form as your proxyholder, and you have not specified how you want your shares to be voted, your shares will be voted FOR each of the items of business described in this circular.

What happens if any amendments are properly made to the items of business to be considered or if other matters are properly brought before the meeting?

Your proxyholder will have discretionary authority to vote your shares as he or she sees fit. As of the date of this circular, management knows of no such amendment, variation or other matter expected to come before the meeting.

If I change my mind, how do I revoke my proxy or voting instructions?

Non-registered shareholders

You may revoke your proxy or voting instructions by sending written notice to your intermediary, so long as the intermediary receives your notice at least seven days before the meeting (or as otherwise instructed by your intermediary). This gives your intermediary time to submit the revocation to Computershare Trust Company of Canada. If your revocation is not received in time, your intermediary is not required to act on it.

Registered shareholders

You may revoke your proxy or voting instructions in any of the following ways:

•
By completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Monday, May 14, 2012. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting;

•	By completing a written statement revoking your instructions, which is signed by you or your attorney authorized in writing, and delivering it:

o
To the offices of Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Tuesday, May 15, 2012. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting; or

Thomson Reuters Management Proxy Circular

o	To the Chair of the meeting before the meeting starts; or

o	In any other manner permitted by law.

Who is soliciting my proxy?

Thomson Reuters management and directors may solicit your proxy for use at the meeting and any adjourned or postponed meeting. Our management and directors may solicit proxies by mail and in person. We are paying all costs of solicitation.

Is my vote confidential?

Yes. Our registrar, Computershare Trust Company of Canada, independently counts and tabulates the proxies to preserve the confidentiality of individual shareholder votes. Proxies are referred to us only in cases where a shareholder clearly intends to communicate with management, in the event of questions as to the validity of a proxy or where it is necessary to do so to meet applicable legal requirements.

Voting results

Following the meeting, we will post the voting results in the “Investor Relations” section of our website, www.thomsonreuters.com. We will also file a copy of the results with the Canadian securities regulatory authorities at www.sedar.com and the U.S. Securities and Exchange Commission at www.sec.gov. For more information, see the “Additional Information” section of this circular.

ANNUAL AND QUARTERLY FINANCIAL STATEMENTS AND RELATED MD&A

Our annual and quarterly reports and earnings releases are available in the “Investor Relations” section of our website, www.thomsonreuters.com. Please also see the “Electronic Delivery of Shareholder Communications” section below for information about electronic delivery of these reports and other shareholder communications.

ELECTRONIC DELIVERY OF SHAREHOLDER COMMUNICATIONS

Does Thomson Reuters provide electronic delivery of shareholder communications?

Yes. Electronic delivery is a voluntary program for our shareholders. Under this program, an e-mail notification is sent advising you that documents (such as this circular) that must be delivered under applicable securities law are available on our website.

Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

How can I enroll for electronic delivery of shareholder communications?

For most non-registered shareholders (other than holders of our Depositary Interests), please go to www.investordelivery.com for more instructions and to register. You will need your Enrollment Number/Control Number. You can find this number on your voting instruction form/proxy form.

If you are a registered shareholder, please go to www.computershare.com/eDelivery and click on “eDelivery Signup”. You will need information from your proxy form to register.

PRINCIPAL SHAREHOLDER AND SHARE CAPITAL

As of March 15, 2012, Woodbridge beneficially owned 456,094,395 of our common shares, or approximately 55% of our outstanding common shares. Woodbridge is the principal and controlling shareholder of Thomson Reuters.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.

Prior to his passing in 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Thomson Reuters Management Proxy Circular

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of our company’s common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained.

Note 29 to our 2011 annual consolidated financial statements provides information on certain transactions that we entered into with Woodbridge in 2011 and 2010.

To our knowledge, no other person beneficially owns, directly or indirectly, 10% or more of our common shares.

ABOUT OUR DIRECTORS

This section includes the following information:

●	Profiles for each director nominee;

●	Compensation that we paid to our directors in 2011; and

●	Our corporate governance structure and practices.

HIGHLIGHTS
●	A majority of our directors are independent;

●	The roles and responsibilities of the Chairman and the CEO are separate; and

●	We have a majority voting policy.

In 2011, we had four board-related changes:

●	In April 2011, John A. Tory passed away at the age of 81. Mr. Tory had been a member of our board of directors since 1978 and was one of the chief architects of our company’s successful business model. He was deputy chairman of our company from 1978 until 1997. Until his passing, Mr. Tory was also a director of Woodbridge and he served as president of Woodbridge from 1973 until 1998. Over the decades, John Tory’s contributions to our company were immense.

●
In May 2011, Niall FitzGerald, KBE, did not stand for re-election as a director. At the time of the Reuters acquisition, Mr. FitzGerald agreed to serve as a Deputy Chairman for three years and his term expired at the time of the 2011 annual meeting of shareholders. Mr. FitzGerald was previously a director and Chairman of Reuters Group PLC prior to the formation of Thomson Reuters.

●
In July 2011, Wulf von Schimmelmann was appointed to the board of directors. For additional information about our selection of Mr. von Schimmelmann as a director, please see the “Corporate Governance Committee – Director Qualifications, Recruitment, Board Size and Appointments” section of this circular.

●	On December 31, 2011, Thomas H. Glocer stepped down as CEO of our company and as a director.

On January 1, 2012, James C. Smith succeeded Mr. Glocer as CEO and he was appointed to the board later that month.

The board unanimously recommends that you vote FOR the election of the following 14 nominees to the Thomson Reuters board of directors: David Thomson, W. Geoffrey Beattie, James C. Smith, Manvinder S. Banga, Mary Cirillo, Steven A. Denning, Lawton W. Fitt, Roger L. Martin, Sir Deryck Maughan, Ken Olisa, OBE, Vance K. Opperman, John M. Thompson, Peter J. Thomson and Wulf von Schimmelmann.

All of the nominees are currently directors of our company.

Voting

You will be asked to vote for each director on an individual basis.

Management does not believe that any of the nominees will be unable to serve as a director but, if this should occur for any reason prior to the meeting, the persons named in the enclosed proxy form may vote for another nominee at their discretion.

We have a majority voting policy. This means that if a director receives more “withhold” votes than “for” votes at the annual meeting of shareholders, then the director will tender his or her resignation to the Chairman. This would be effective if accepted by the board. The Corporate Governance Committee will consider a director’s offer to resign and make a recommendation to the board as to whether to accept it. The board will have 90 days from the annual meeting to make and publicly disclose its decision.

No mandatory retirement age/tenure limit

We do not have a mandatory retirement age or tenure limit for our directors. We believe that individuals can continue to remain effective directors beyond a mandated retirement age or period of service.

Thomson Reuters Management Proxy Circular

Independence determination

Under the corporate governance guidelines adopted by the board, a director is not considered independent unless the board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the board considers all relevant facts and circumstances. In March 2012, the board conducted its annual assessment of the independence of each of its members and determined that 10 of the 14 directors (71%) serving on the board are independent. In determining independence, the board examined and relied on the applicable definitions of “independent” in the NYSE listing standards and Canadian Securities Administrators’ National Instrument 58-101. The board also reviewed the results of questionnaires completed by each director.

Director Independence
Name of Director	Management	Independent	Not Independent	Reason for Non-Independence
David Thomson			✓	A Chairman of Woodbridge, the principal shareholder of Thomson Reuters
W. Geoffrey Beattie			✓	President and director of Woodbridge, the principal shareholder of Thomson Reuters
James C. Smith	✓		✓	Chief Executive Officer of Thomson Reuters
Manvinder S. Banga		✓
Mary Cirillo		✓
Steven A. Denning		✓
Lawton W. Fitt		✓
Roger L. Martin		✓
Sir Deryck Maughan		✓
Ken Olisa, OBE		✓
Vance K. Opperman		✓
John M. Thompson		✓
Peter J. Thomson			✓	A Chairman of Woodbridge, the principal shareholder of Thomson Reuters
Wulf von Schimmelmann		✓
Total	1	10	4

None of Messrs. D. Thomson, Beattie or P. Thomson is a member of Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

In determining the independence of directors, the board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. Based on the specific facts and circumstances, the board determined in March 2012 that these relationships were immaterial. In particular, the board acknowledged that Mr. Thompson has been a director of a company that provides services to Thomson Reuters, but determined that this relationship was not material and did not preclude a finding of independence. Mr. Thompson was the non-executive independent Chairman of the board of The Toronto-Dominion Bank until January 1, 2011, and remains a director of the bank. In the normal course of business, we have a banking relationship with The Toronto-Dominion Bank and one of the bank’s affiliates has served as a dealer for our recent offerings of debt securities in the United States and Canada. Transactions between our company and The Toronto-Dominion Bank have been negotiated on an arm’s length basis without the involvement of Mr. Thompson.

Director qualifications

We believe that all of the director nominees possess character, integrity, judgment, business experience, a record of achievement and other skills and talents which enhance the board and the overall management of the business and affairs of Thomson Reuters. Each director has an understanding of our company’s principal operational and financial objectives, plans and strategies, financial position and performance and the performance of Thomson Reuters relative to our principal competitors. The Corporate Governance Committee considered these qualifications in determining to recommend that all of the current directors be nominated for election. Additional information is provided in the individual director profiles below and in the “Corporate Governance – Corporate Governance Committee” section of this circular.

Nominee Information

The following provides information regarding the 14 director nominees who are proposed to be elected at the meeting.

In the director profiles on the following pages, “securities held” by a director includes common shares over which a director exercised control or direction, and the number of restricted share units (RSUs), deferred share units (DSUs) and options held by, or credited to, each individual. Information regarding common shares beneficially owned does not include shares that may be obtained through the exercise or vesting of options, RSUs or DSUs. Each director provided us with information about how many common shares he or she beneficially owns. The market value of shares beneficially owned is based on the closing price of our common shares on the New York Stock Exchange (NYSE) on March 15, 2012, which was $29.13. The market value of DSUs is also based on the closing price of our common shares on the NYSE on that date.

Thomson Reuters Management Proxy Circular

David Thomson 1 Age: 54 Toronto, Ontario, Canada Director since 1988 Non-independent Areas of expertise: investment management, retail, media/publishing	David Thomson is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company, and Chairman of The Globe and Mail Inc., a Canadian media company. Mr. Thomson is an active private investor with a focus on real estate and serves on the boards of several private companies. Mr. Thomson has a MA from Cambridge University.

Board/committee membership	2011 attendance		Other public company board memberships
Board	10 of 11	91%	–
Total	10 of 11	91%

Securities held 2				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
–	–	–	–	–	$–

1	David Thomson and Peter Thomson, both of whom are nominees, are brothers.

2
David Thomson and Peter Thomson are members of the family of the late first Lord Thomson of Fleet. For additional information, please see the “Principal Shareholder and Share Capital” section of this circular.

W. Geoffrey Beattie Age: 52 Toronto, Ontario, Canada Director since 1998 Non-independent Areas of expertise: investment management, legal, media/publishing, international business
W. Geoffrey Beattie is Deputy Chairman of Thomson Reuters. He is President and a director of Woodbridge, the Thomson family investment company. In addition to his public company board memberships, Mr. Beattie is a director of The Globe and Mail Inc., a Canadian media company. He is also a trustee of the University Health Network. Mr. Beattie has a law degree from the University of Western Ontario.

Board/committee membership	2011 attendance		Other public company board memberships
Board	10 of 11	91%	General Electric Company
Corporate Governance	4 of 4	100%	Maple Leaf Foods Inc.
HR	3 of 3	100%	Royal Bank of Canada
Total	17 of 18	94%
Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
274,872	115,405	–	50,000	274,872	$8,007,021

James C. Smith Age: 52 Stamford, Connecticut, United States Director since January 2012 Non-independent Areas of expertise: operations, international business and media/publishing
James C. Smith is President and Chief Executive Officer of Thomson Reuters. Prior to becoming CEO in January 2012, he held a number of key leadership positions over his 25 year career with Thomson Reuters, including Chief Operating Officer of Thomson Reuters, Chief Executive Officer of Thomson Reuters Professional division and Executive Vice President and Chief Operating Officer of Thomson. Mr. Smith received a BA from Marshall University.

Board/committee membership	2011 attendance		Other public company board memberships
Board	N/A		–
Total	N/A
Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
105,705	327,032	143,429	1,378,455	249,134	$7,257,273

Thomson Reuters Management Proxy Circular

Manvinder S. Banga Age: 57 London, United Kingdom Director since 2009 Independent Areas of expertise: international business, finance, technology, operations, marketing
Manvinder (Vindi) Banga joined Clayton, Dubilier & Rice, LLC, a private equity investment firm, as an Operating Partner based in London in June 2010. Prior to that, he held a number of senior executive positions over his 33 year career with Unilever, including President, Food, Home & Personal Care of Unilever PLC, Business Group President of Unilever’s Home and Personal Care business in Asia and Chairman and Managing Director of Hindustan Unilever Ltd. Mr. Banga is a member of the Prime Minister of India’s Council on Trade & Industry. He is a graduate of the Indian Institute of Technology (IIT), Delhi, where he completed his Bachelor of Technology in Mechanical Engineering and the IIM Ahmedabad where he obtained a post graduate degree in Management.

Board/committee membership	2011 attendance		Other public company board memberships
Board	9 of 11	82%	Maruti Suzuki Ltd.
HR	3 of 3	100%	Marks and Spencer Group plc
Total	12 of 14	86%
Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
9,592	–	–	–	9,592	$279,415

Mary Cirillo Age: 64 New York, New York, United States Director since 2005 Independent Areas of expertise: technology, finance, operations, international business
Mary Cirillo is a corporate director. Ms. Cirillo was Chair and Chief Executive Officer of Opcenter, LLC, an Internet consulting firm, from 2000 to 2003. Prior to that, she was a senior banking executive at Bankers Trust and Citibank for over 20 years. Ms. Cirillo is a member of the Advisory Board of Hudson Venture Partners, L.P., a venture capital firm, and serves on the boards of several cultural and educational organizations. She has a BA from Hunter College.

Board/committee membership	2011 attendance		Other public company board memberships
Board	9 of 11	82%	Dealer Track Holdings Inc.
Corporate Governance	3 of 4	75%	ACE Ltd.
HR	3 of 3	100%
Total	15 of 18	83%
Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
9,592	–	12,346	–	21,938	$639,054

Steven A. Denning Age: 63 Greenwich, Connecticut, United States Director since 2000 Independent Areas of expertise: investment management, healthcare, technology, international business
Steven Denning is Chairman of General Atlantic LLC, a private equity investment firm that focuses exclusively on investing in growth companies globally. Mr. Denning has been with General Atlantic (or its predecessor) since 1980. He serves on the boards of several cultural and educational organizations. He has an MBA from Stanford Business School.

Board/committee membership	Board/committee membership	2011 attendance		Other public company board memberships
Board/committee membership	2011 attendance		Other public company board memberships
Board	10 of 11	91%	–
HR	3 of 3	100%
Total	13 of 14	93%
Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
33,241	–	19,989	–	53,230	$1,550,590

Thomson Reuters Management Proxy Circular

Lawton W. Fitt Age: 58 New York, New York, United States Director since 2008 Independent Areas of expertise: finance, international business
Lawton Fitt is a corporate director. She joined the board of Reuters in 2004. Ms. Fitt served as Secretary (CEO) of the Royal Academy of Arts in London from 2002 to March 2005. Prior to that, she was an investment banker with Goldman Sachs & Co., where she became a partner in 1994 and a managing director in 1996. She is a director of several not-for-profit organizations. Ms. Fitt has a bachelor’s degree from Brown University and an MBA from the University of Virginia.

Board/committee membership	2011 attendance		Other public company board memberships
Board	11 of 11	100%	CIENA Corporation
Audit	7 of 7	100%	The Progressive Corporation
Corporate Governance	4 of 4	100%
Total	22 of 22	100%
Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
4,000	–	–	–	4,000	$116,520

Roger L. Martin Age: 55 Toronto, Ontario, Canada Director since 1999 Independent Areas of expertise: finance, marketing, international business
Roger Martin is Dean of the Joseph L. Rotman School of Management at the University of Toronto, a post-secondary educational institution, a position he has held since 1998. Previously, Mr. Martin was a Director of Monitor Company, a global strategy consulting firm. Mr. Martin is also Chair of the Ontario Task Force on Competitiveness, Productivity and Economic Progress. He also serves on the boards of several not-for-profit organizations. He has an MBA from Harvard University.

Board/committee membership	2011 attendance		Other public company board memberships
Board	10 of 11	91%	Research in Motion Ltd.
Audit	7 of 7	100%
Total	17 of 18	94%
Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
7,500	–	40,862	–	48,362	$1,408,785

Sir Deryck Maughan Age: 64 New York, New York, United States Director since 2008 Independent Areas of expertise: finance, international business, operations
Sir Deryck Maughan is a Partner of Kohlberg Kravis Roberts & Co., a global asset management company. He was Chairman and Chief Executive Officer of Citigroup International until 2004 and served as Vice Chairman of the New York Stock Exchange from 1996 to 2000. Sir Deryck joined the board of Reuters in 2005. He also serves on the boards of several charitable organizations. Sir Deryck is a graduate of King’s College, University of London and the Graduate School of Business, Stanford University.

Board/committee membership	2011 attendance		Other public company board memberships
Board	9 of 11	82%	BlackRock Inc.
Corporate Governance	4 of 4	100%	GlaxoSmithKline plc
Total	13 of 15	87%
Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
–	–	11,798	–	11,798	$343,676

Thomson Reuters Management Proxy Circular

Ken Olisa, OBE Age: 60 London, United Kingdom Director since 2008 Independent Areas of expertise: technology, operations, finance, international business
Ken Olisa, OBE, is Chairman of Restoration Partners, a boutique technology merchant bank which he founded that offers advisory services to technology companies. He joined the board of Reuters in 2004. From 1992 to 2006, Mr. Olisa was Chair and CEO of Interregnum PLC, a technology merchant bank. Prior to that, he was a senior executive for over 20 years at Wang Labs and IBM. From 1995 to 2000, Mr. Olisa was also a director of Open Text Corporation until 2008. He serves on the boards of several U.K. not-for-profit organizations. He has a MA from Fitzwilliam College, Cambridge.

Board/committee membership	2011 attendance		Other public company board memberships
Board	11 of 11	100%	–
Audit	7 of 7	100%
Total	18 of 18	100%
Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
3,180	–	–	–	3,180	$92,633

Vance K. Opperman Age: 69 Minneapolis, Minnesota, United States Director since 1996 Independent Areas of expertise: legal, operations, finance, media/publishing, investment management
Vance Opperman is President and Chief Executive Officer of Key Investment, Inc., a private investment company involved in publishing and other activities. Previously, Mr. Opperman was President of West Publishing Company, an information provider of legal and business research which is now owned by Thomson Reuters. He serves on the boards of several educational and not-for-profit organizations. He has a law degree from the University of Minnesota and practiced law for many years.

Board/committee membership	2011 attendance		Other public company board memberships
Board	11 of 11	100%	TCF Financial Corporation
Audit	7 of 7	100%
Total	18 of 18	100%
Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
50,000	–	49,080	–	99,080	$2,886,200

John M. Thompson Age: 69 Toronto, Ontario, Canada Director since 2003 Independent Areas of expertise: technology, operations, marketing, finance, international business
John Thompson served as non-executive Chairman of the Board of The Toronto-Dominion Bank, a Canadian financial institution, for eight years until January 1, 2011. Prior to that, he was Vice Chairman of the Board of IBM from 2000 until 2002. Mr. Thompson also held a number of senior management positions in his career at IBM including having oversight responsibility for the company's worldwide technology, manufacturing and business strategy. He is a graduate of the University of Western Ontario with a degree in Engineering Science and completed executive management programs at the Richard Ivey School at the University of Western Ontario and the Kellogg Graduate School of Business at Northwestern University. Mr. Thompson is also Chancellor of the University of Western Ontario.

Board/committee membership	2011 attendance		Other public company board memberships
Board	9 of 11	82%	Royal Philips Electronics N.V.
Audit	6 of 7	86%	The Toronto-Dominion Bank
Corporate Governance	3 of 4	75%
Total	18 of 22	82%
Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
24,0551	–	25,496	–	49,551	$1,443,421

1	Mrs. J.M. Thompson owns an additional 300 common shares.

Thomson Reuters Management Proxy Circular

Peter J. Thomson 1 Age: 46 Toronto, Ontario, Canada Director since 1995 Non-independent Areas of expertise: investment management, science, healthcare, technology
Peter J. Thomson is a Chairman of Woodbridge, the Thomson family investment company. Mr. Thomson is an active private equity investor and serves on the boards of several private companies. He has a BA from the University of Western Ontario.

Board/committee membership	2011 attendance		Other public company board memberships
Board	9 of 11	82%	–
Total	9 of 11	82%
Securities held 2				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
–	–	1,830	–	1,830	$53,308

1	David Thomson and Peter Thomson, both of whom are nominees, are brothers.

2
David Thomson and Peter Thomson are members of the family of the late first Lord Thomson of Fleet. For additional information, please see the “Principal Shareholder and Share Capital” section of this circular.

Wulf von Schimmelmann Age: 65 Munich, Germany Director since July 2011 Independent Areas of expertise: audit, finance, operations, international business
Wulf von Schimmelmann was Chief Executive Officer of Deutsche Postbank AG from 1999 to 2007, where he transformed the organization from a check processing division of Deutsche Post to one of Germany's leading retail banks. Since 2007, he has served as Chairman of the Supervisory Board of Deutsche Post DHL AG, an international leader in mail and logistics services. He also serves as a member of the Supervisory Board of Maxingvest AG. Prior to his lengthy career in banking, he was a partner at McKinsey & Co., working in Switzerland, the US and Germany. Mr. von Schimmelmann received a degree in economic sciences and his Ph.D. in economics from the University of Zurich.

Board/committee membership	2011 attendance		Other public company board memberships
Board	5 of 6	83%	Accenture plc
Audit	0 of 1	0%	Deutsche Post DHL AG
Total	5 of 7	71%	Western Union Company
Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
–	–	3,737	–	3,737	$108,859

Thomson Reuters Management Proxy Circular

Director Compensation

Compensation for our directors is designed to be competitive and to appropriately recognize the commitment and experience of our directors and the size, scope and complexity of our business.

In establishing the 2011 compensation arrangements for directors of our company, the factors that the Corporate Governance Committee considered included:

•	The size, scope and complexity of our organization;
•	Time commitment required of directors (including board meetings and travel to and from board meetings and site visits);
•	Compensation levels for boards of directors of other companies; and
•	Our desire to have a flat fee structure.

Retainers

The table below sets forth the annual retainers that are payable to our directors in four installments for each quarter of service. Director retainer amounts for 2012 are unchanged from 2011. We added a Corporate Governance Committee chair retainer when Ms. Fitt assumed the role in May 2011. Directors do not receive separate attendance or meeting fees. Committee chairs are entitled to additional fees given their increased responsibilities and workloads.

($)
Non-management directors	150,000
Committee chairs – Audit Committee and HR Committee	20,000
Committee chair – Corporate Governance Committee	10,000
Chairman of the Board	600,000
Deputy Chairman of the Board	300,000

Total Director Compensation

The following table reflects compensation earned by our directors in 2011. Directors may elect to take their compensation in cash, share-based awards, or a mix thereof. The fee amounts reflect cash compensation earned. The share-based awards include deferred share units (DSUs) and common shares received in lieu of cash. Additional information about DSUs granted to directors is provided in the “Deferred Share Units” section below.

Mr. Glocer did not receive compensation in 2011 for his service as a director. Similarly, Mr. Smith does not currently receive compensation for his service as a director. Information regarding the 2011 compensation of Messrs. Smith and Glocer is set forth in the “Executive Compensation” section of this circular.

	Fees earned ($)	Share–based awards ($)
Director	Retainer	DSUs	Common Shares	All Other Compensation ($)	Total ($)
David Thomson	600,000	-	-	-	600,000
W. Geoffrey Beattie	300,000	-	-	-	300,000
Niall FitzGerald, KBE 1	100,000	-	-	7,643	107,643
Manvinder S. Banga	-	-	150,000	-	150,000
Mary Cirillo	-	-	150,000	-	150,000
Steven A. Denning	-	-	170,000	-	170,000
Lawton W. Fitt 2	158,329	-	-	-	158,329
Roger L. Martin	-	150,000	-	-	150,000
Sir Deryck Maughan	50,000	100,000	-	-	150,000
Ken Olisa, OBE	120,000	-	30,000	-	150,000
Vance K. Opperman	-	170,000	-	-	170,000
John M. Thompson	-	75,000	75,000	-	150,000
Peter J. Thomson	150,000	-	-	-	150,000
John A. Tory 3	50,000	-	-	-	50,000
Wulf von Schimmelmann 4	-	65,753	-	-	65,753
Total	1,528,329	560,753	575,000	7,643	2,671,725

Thomson Reuters Management Proxy Circular

1
Mr. FitzGerald’s compensation reflects his service as a director and a Deputy Chairman from January 1, 2011 through May 3, 2011. His “All Other Compensation” reflects the value of personal use of a car and driver. Mr. FitzGerald did not receive a separate retainer for serving as chair of the Corporate Governance Committee from January 1, 2011 until the end of his term as a director on May 3, 2011.

2
Ms. Fitt became the chair of the Corporate Governance Committee on May 3, 2011 after Mr. FitzGerald’s term as a director ended. She received pro-rated additional cash fees for serving as chair of the committee for the remainder of 2011.

3	Mr. Tory’s compensation reflects his service as a director from January 1, 2011 until his passing on April 3, 2011.

4	Mr. von Schimmelmann’s compensation reflects his service as a director from July 25, 2011 to December 31, 2011.

Deferred Share Units

To further align the interests of our directors with those of our shareholders, directors may participate in a share plan under which they have the option to receive their annual retainer and other amounts payable for their services on the board in the form of DSUs, common shares or cash. A DSU is a bookkeeping entry credited to an account maintained for each eligible director, and has the same value as one common share. DSUs do not have voting rights. If a director elects to receive any portion of his or her annual retainer or other remuneration in the form of shares, the amount (net of withholding taxes) is used to buy shares in the open market. If a director elects to receive DSUs, units representing the value of common shares are credited to the director’s account. DSUs are paid to a director by December 15 of the calendar year following termination of board service. Payment is made in our common shares or cash (net of withholding taxes), based on the market value of the common shares on the date prior to the payment date. DSUs accumulate additional units based on notional equivalents of dividends paid on our common shares.

Stock Option and RSU Grants

Our non-management directors have not been eligible to receive stock option grants for a number of years. Mr. Beattie is the only non-management director who was previously granted stock options in 2000, 2001 and 2002. All of Mr. Beattie’s stock options are 100% vested, but none of his options were “in-the-money” as of December 31, 2011, as the exercise prices for all of his options were more than the market price of our common shares. The stock options granted to Mr. Beattie in 2000 and 2001 expired unexercised in 2010 and 2011, respectively.

Mr. Beattie is the only current non-management director who has been granted RSUs. In February 2008, we made a special grant of 100,000 RSUs to him in recognition of his exceptional service as Deputy Chairman in overseeing our strategic realignment related to the Thomson Learning sale and the Reuters acquisition. All of Mr. Beattie’s RSUs will vest in February 2013. Upon vesting, each RSU will entitle Mr. Beattie to receive one common share. Mr. Beattie’s RSU total below includes the amount of his original grant plus additional units credited from notional dividend equivalents based on dividends paid on common shares. These dividend equivalent units will vest at the same time as the underlying RSUs.

The table below sets forth information regarding stock options and RSUs granted to Mr. Beattie that were outstanding as of December 31, 2011.

Name	Option–based awards				Share–based awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in–the–money options ($)	Number of shares or units that have not vested (#)	Market or payout value of share–based awards that have not vested ($)	Market or payout value of vested share based awards not paid out or distributed ($)
W. Geoffrey Beattie	50,000	C$40.69	Dec. 11, 2012	–	114,151	3,044,407	–

The closing price of our common shares on December 30, 2011 (the last trading day of the year) on the NYSE was $26.67. During 2011, the high and low market prices for our common shares on the NYSE were $42.15 and $25.28, respectively.

Plan Awards – Value Vested or Earned in 2011

The following table sets forth information regarding plan awards that vested or were earned by Mr. Beattie in 2011.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
W. Geoffrey Beattie	–	–	–

Thomson Reuters Management Proxy Circular

Share Ownership Guidelines

Directors are encouraged to hold common shares and/or DSUs having a value equal to three times their annual retainer within five years from the date of their initial appointment to the Thomson Reuters board. Ownership of common shares and DSUs by our directors can be found in each director’s biography in this circular. Messrs. Beattie, Denning, Martin, Opperman and Thompson and Ms. Cirillo currently exceed their ownership targets. David Thomson and Peter Thomson are affiliated with Woodbridge, the Thomson family investment company. As of March 15, 2012, Woodbridge beneficially owned approximately 55% of our common shares. For more information, see the “Principal Shareholder and Share Capital” section of this circular.

Pensions

Non-management directors do not receive any pension benefits from our company. Mr. Smith’s pension and retirement benefits are described in the “Executive Compensation - Pension and Other Retirement Benefits” section of this circular.

Service Contracts

We have not entered into service contracts with our non-management directors. Each director has signed an appointment letter that confirms his or her position on the board and any committees. Our agreements with Mr. Glocer and Mr. Smith regarding termination benefits are described in the “Executive Compensation - Termination Benefits” section of this circular.

Liability Insurance

We provide our directors with liability insurance in connection with their service on the board.

Director Expenses

We reimburse directors for reasonable travel and out-of-pocket expenses incurred in connection with their Thomson Reuters duties.

Thomson Reuters Management Proxy Circular

Corporate Governance

Our board is committed to high standards of corporate governance. We believe that sustainable value creation for all shareholders is fostered through a board that is informed and engaged and that functions independently of management.

Our shares are listed in Canada on the Toronto Stock Exchange and in the United States on the New York Stock Exchange. Our corporate governance practices are generally consistent with the best practice guidelines of the Canadian securities regulatory authorities and the SEC. In addition, our corporate governance practices comply with most of the corporate governance listing standards of the NYSE, notwithstanding that we are exempt from most of those standards as a “foreign private issuer”.

Board Composition and Responsibilities

Board Size

The board currently consists of 14 individuals and functions independently of management. The board is currently comprised of 13 non-management directors and the CEO. Individual directors are proposed for re-election annually. David Thomson is Chairman and W. Geoffrey Beattie is Deputy Chairman.

Biographies for each director are included earlier in this circular.

Governance Structure

Responsibility for our governance structure lies, in the first instance, with the Corporate Governance Committee, and more generally with the board. Board practices are set out in corporate governance guidelines, which the Corporate Governance Committee reviews annually, together with the committee charters. The corporate governance guidelines deal with issues such as the board’s duties and responsibilities, share ownership guidelines and conflicts of interest. The guidelines and committee charters are publicly available at www.thomsonreuters.com. In addition, a copy of the corporate governance guidelines has been filed on SEDAR and EDGAR and is incorporated by reference in this circular.

Key Responsibilities

The board’s principal responsibilities are strategic planning, risk identification and financial, human resources, legal and regulatory oversight. The table below highlights the board’s work plan for 2011.

Meeting	Primary Activities
January	●	Review and approval of our company’s annual operating plan for the current year, which addressed:
– Opportunities
– Risks
– Competitive position
– Business outlook
– Financial projections
– Other key performance indicators
February/March	●	Annual (full year/Q4) earnings announcement
	●	Annual disclosure documents (annual report, management proxy circular, financial statements)
	●	Approval of dividend for current year
	●	Review of employee engagement survey results
	●	Approval of CEO compensation/position description
	●	Compensation approvals
	●	News business update
	●	M&A update
May	●	Approval of renewal of share purchase program/normal course issuer bid
	●	Intellectual property strategy update
	●	M&A update
July	●	Strategy review for the company
– Overall strategy – Cross-division initiatives – Growth opportunities – Capital strategy

Thomson Reuters Management Proxy Circular

Meeting		Primary Activities
September	●	Technology update
	●	Talent update, including succession planning
	●	Markets business update
	●	Professional business update
	●	M&A update
November	●	Financial update
	●	Strategy update
	●	Capital strategy update
	●	Investor relations update
	●	Enterprise risk management (ERM) update
	●	Operations update
	●	M&A update
Periodically	●	Strategic and management updates related to individual businesses or sectors
	●	Reports from the Chair of the Audit, Corporate Governance and HR Committees
	●	Proposed significant acquisitions and dispositions
	●	Product updates
	●	Proposed capital markets transactions
	●	In-camera meetings with the CEO only (at the start and end of each in-person meeting)
	●	In-camera meetings of non-management directors only
	●	Competitive analysis review

Separate Chairman and CEO

The roles and responsibilities of the Chairman and the CEO of our company are separate to allow for more effective oversight and to hold management more accountable.

•
As Chairman, David Thomson seeks to ensure that the board operates independently of senior management. The Chairman is responsible for establishing the agenda for board meetings, ensuring that the board and its committees have the necessary resources to support their work (in particular, accurate, timely and relevant information), and maintaining an effective relationship between the board and senior management.

•	As CEO, James C. Smith is principally responsible for the management of the business and affairs of Thomson Reuters in accordance with the strategic plan and objectives approved by the board.

Position Descriptions

Position descriptions for the Chairman and for the chair of each committee have been approved by the board and help ensure the independent operations of the board and its committees. These position descriptions are publicly available at www.thomsonreuters.com in the “Investor Relations” section.

Meetings with and without the CEO/Management

Our board begins each in-person meeting with an “in-camera” session with the CEO, but no other members of management. This is intended to give the CEO an opportunity to discuss his objectives for the day’s meeting, and for directors to express preliminary observations based on their prior review of meeting materials. This permits a more effective use of time in the board meeting. A similar session is typically held with the CEO at the end of the meeting, followed by a meeting of the board without the CEO or other members of management present. Each of the board’s committees also concludes its meetings “in-camera” with a period of time for discussion without the CEO or members of management present.

Meetings of Independent Directors

At least once each year, the board meets without the CEO and without the directors affiliated with Woodbridge. These meetings of the independent directors, which follow a regularly scheduled board meeting, are chaired by the Chair of the Corporate Governance Committee. The Chair of the Corporate Governance Committee develops the agenda for these meetings, although discussion is not limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. The Chair of the Corporate Governance Committee reports to the Chairman on the substance of these meetings to the extent that action is appropriate or required and is available for consultation with the independent directors as required. One such meeting of the independent directors took place in November 2011 and was presided over by Ms. Fitt.

Thomson Reuters Management Proxy Circular

Secretary to the Board

To assist the board in operating independently of management, the Secretary to the Board reports directly to the Chairman and the Deputy Chairman and also acts as secretary to each of the committees of the board. The Secretary to the Board has responsibility for ensuring good information flows between the board and its committees and between senior management and the directors. Directors have access to the advice and services of the Secretary.

Access to Management and Professional Advisors

The board has access to members of management and professional advisors. The board and its committees may invite any member of senior management, employee, outside advisor or other person to attend or report at any of their meetings. The board and any of its committees are able to retain an outside independent professional advisor at any time at the expense of our company and have the authority to determine the advisor’s fees and other retention terms. Individual directors are able to retain an outside independent professional advisor at the expense of our company subject to notifying the Corporate Governance Committee in advance.

The Human Resources Committee (HR Committee) retains an independent consulting firm to advise it on compensation matters relating to senior management. The independent consulting firm also reviews executive compensation programs and provides guidance and analysis on plan design and market trends and practices. The HR Committee also utilizes and relies upon independent market survey data provided by an independent consulting firm regarding executive compensation for organizations of comparable size and scope with which Thomson Reuters is most likely to compete for executive talent. Additional information is provided in the “Compensation Discussion and Analysis” section of this circular.

Delegation of Authority

To clarify the division of responsibility between the board and management, the board has adopted a delegation of authority policy. This policy delegates certain decision-making and operating authority to senior management and has been adopted by the board in order to enhance our internal controls and allow management appropriate flexibility to deal with certain matters without obtaining specific board approval. The board also delegates certain responsibilities to the Audit Committee, Corporate Governance Committee and HR Committee, and oversees the committees’ fulfillment of their responsibilities. The responsibilities of each committee are described in more detail below.

Controlled Company

Our company is a “controlled company” as a result of Woodbridge’s ownership.

The NYSE corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A “controlled company” (as defined by the NYSE) is a company of which more than 50% of the voting power is held by an individual, group or another company) and is exempt from these requirements.

In October 2011, the Canadian Coalition for Good Governance (CCGG) supplemented its existing guidelines for Building High Performance Boards to address controlled companies. A “controlled company” (as defined by CCGG) includes corporations with a controlling shareholder who controls a sufficient number of shares to be able to elect the board of directors or to direct the management or policies of the corporation.

While a majority of members of each of the Corporate Governance Committee and the HR Committee of our company are independent, the board believes it is appropriate for Mr. Beattie, the President of Woodbridge, to serve on these committees and has approved our reliance on the NYSE’s controlled company exemption to do so. CCGG has stated that it believes it is appropriate for directors who are related to the controlling shareholder to sit on these committees to bring the knowledge and perspective of the controlling shareholder to executive compensation, appointments and board nominations.

Thomson Reuters Management Proxy Circular

Committees

The board operates with three committees, each of which has a charter. The charters are reviewed annually by the relevant committee and the Corporate Governance Committee. These charters and position descriptions of the chairs of the board’s committees are publicly available at www.thomsonreuters.com. The following table sets forth the membership of our three board committees.

Committee Membership
Name of Director	Audit Committee	Corporate Governance Committee	HR Committee
W. Geoffrey Beattie		✓	✓
Manvinder S. Banga			✓
Mary Cirillo		✓	✓
Steven A. Denning			✓ (Chair)
Lawton W. Fitt	✓	✓ (Chair)
Roger L. Martin	✓
Sir Deryck Maughan		✓
Ken Olisa, OBE	✓
Vance K. Opperman	✓ (Chair)
John M. Thompson	✓	✓
Wulf von Schimmelmann	✓
Total	6	5	4

Audit Committee

The Audit Committee is responsible for assisting the board in fulfilling its oversight responsibilities in relation to:

•	the integrity of financial statements and other financial information relating to our company;

•	risk management and compliance with legal and regulatory requirements;

•	the qualifications, independence and performance of the independent auditor (PricewaterhouseCoopers LLP);

•	the adequacy and effectiveness of our internal control over financial reporting and disclosure controls and procedures;

•	the effectiveness of the internal audit function; and

•	any additional matters delegated to the Audit Committee by the board.

In 2011, as is customary for a number of global multinational companies, the board of directors delegated review and approval authority to the Audit Committee for our annual and quarterly earnings releases as well as for quarterly management’s discussion and analysis (MD&A) and related financial statements. The full board will continue to review and approve our annual MD&A and annual audited financial statements, as required by applicable law.

In 2011, the Audit Committee met with various members of our senior management and internal audit team and PricewaterhouseCoopers LLP. In addition, the Audit Committee met regularly in separate sessions with representatives of PricewaterhouseCoopers LLP. In the course of fulfilling its mandate, the Audit Committee focused on several topics in 2011, which are reflected in the work plan below.

Thomson Reuters Management Proxy Circular

2011 Primary Audit Committee Activities

●	Reviewing and discussing the company’s annual and quarterly consolidated financial statements and related MD&A;

●	Reviewing other continuous disclosures, including our earnings press releases and annual report;

●	Reviewing the scope and plans for the audit of our company’s financial statements;

●	Reviewing and approving fees to be paid to PricewaterhouseCoopers LLP for its services;

●	Discussing with PricewaterhouseCoopers LLP:

	m	its independence from Thomson Reuters (and receiving disclosures from PricewaterhouseCoopers LLP in this regard),

	m	all critical accounting policies and practices used or to be used by Thomson Reuters,

	m	all alternative treatments of financial information within IFRS that have been discussed with management, ramifications of the use of such alternative treatments and the treatment preferred by the auditor, and

	m	all other matters required to be communicated under IFRS;

●	Receiving periodic updates on our guidelines and policies with respect to risk assessment and risk management, including the steps and processes taken to monitor and control risks; and

●	Receiving periodic updates from our Corporate Compliance and Audit Department on internal control over financial reporting and fraud-related matters.

Annual Internal Control and Audited Financial Statement Review

In March 2012, as part of its oversight role and in reliance upon its reviews and discussions as noted above, the Audit Committee reviewed and discussed with management its assessment and report on the effectiveness of our internal control over financial reporting as of December 31, 2011, which was made using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission. The Audit Committee also reviewed and discussed with PricewaterhouseCoopers LLP its review and report on the effectiveness of our internal control over financial reporting. The Audit Committee also recommended that PricewaterhouseCoopers LLP be re-appointed as our independent auditor to serve until our next annual meeting of shareholders in 2012 and that our board submit this appointment to shareholders for approval at the 2012 annual meeting of shareholders.

Based upon the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee in its charter, the Audit Committee recommended that our board approve the filing of the audited consolidated financial statements, MD&A and annual report, and the inclusion of the audited consolidated financial statements in our annual report to shareholders for the year ended December 31, 2011.

Pre-approval Policy

The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided to our company by the independent auditor.

•	The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee.

•	The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved.

•	Senior management periodically provides the Audit Committee with a summary of services provided by the independent auditor in accordance with the pre-approval policy.

•
The Audit Committee’s charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting. For the year ended December 31, 2011, none of the audit-related, tax or all other fees of Thomson Reuters described above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01(c)(7)(i)(C) of SEC Regulation S-X and Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

Thomson Reuters Management Proxy Circular

Financial Disclosure Process

The Audit Committee meets to approve all financial reports prior to their release. Prior to the meeting, a draft is distributed to the members of the Audit Committee for review and comment. The CFO and the Controller and a representative from the independent auditor meet with the Chair of the Audit Committee to preview the audit-related issues which will be discussed at the Audit Committee meeting. At the Audit Committee meeting, the Controller discusses the financial statements and disclosure matters and the Audit Committee members are given an opportunity to raise any questions or comments. The independent auditor also participates in the meeting. All of our directors are also provided with a draft and an opportunity to comment before or during the Audit Committee meeting. When the Audit Committee is satisfied with the disclosure, it provides its approval and the material is released. For the annual report, a draft is then distributed to the members of the board in advance of a board meeting for their review and approval. At the board meeting, directors are given an opportunity to raise any questions or comments.

Whistleblower Policy

The Audit Committee has adopted procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls, auditing matters, and disclosure controls and procedures, as well as procedures for the confidential, anonymous submission of concerns by our employees regarding questionable accounting, internal accounting controls, auditing matters or disclosure controls and procedures. These procedures are set forth in the Thomson Reuters Code of Business Conduct and Ethics, which is described later in this section under “Code of Business Conduct and Ethics”.

Financial Literacy

All members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules. Our Audit Committee does not include an individual who qualifies as an “audit committee financial expert” (within the meaning of applicable SEC rules) or meets applicable tests for accounting or related financial management expertise within the meaning of NYSE listing standards. However, we consider that, collectively, the members of the Audit Committee have the requisite skills and experience to properly discharge their responsibilities.

Corporate Governance Committee

The Corporate Governance Committee is responsible for assisting the board in fulfilling its oversight responsibilities in relation to:

•	our company’s overall approach to corporate governance;

•	the size, composition and structure of the Thomson Reuters board and its committees, including the nomination of directors;

•	orientation and continuing education for directors;

•	related party transactions and other matters involving actual or potential conflicts of interest; and

•	any additional matters delegated to the Corporate Governance Committee by the board.

Thomson Reuters Management Proxy Circular

The following table sets forth the Corporate Governance Committee’s work plan for 2011.

2011 Primary Corporate Governance Committee Activities

●	Recommendation of candidates for annual election as directors

●	Review of board committee composition

●	Review of independence of directors

●	Review of use of controlled company exemption from NYSE governance rules

●	Review of directors’ financial literacy

●	Analysis as to whether the board contains an audit committee financial expert

●	Review of corporate governance guidelines, committee charters and position descriptions for the Chairman and the chair of each committee

●	Review of director compensation

●	Review of corporate governance policies

●	Approval of corporate governance disclosure in the proxy circular

●	Review of board, committee and director evaluation process

●	Board and committee succession planning

●	Review of compliance with the Thomson Reuters Trust Principles

●	Review of corporate giving

●	Review of Code of Business Conduct and Ethics report and related compliance processes

Director Qualifications, Recruitment, Board Size and Appointments

The Corporate Governance Committee is responsible for assessing the skills and competencies of current directors, their anticipated tenure and the need for new directors. The Corporate Governance Committee recommends candidates for initial board membership and board members for re-nomination. Recommendations are based on character, integrity, judgment, skills and competencies, business experience, record of achievement and any other attributes that would enhance the board and overall management of the business and affairs of our company. As necessary, the Corporate Governance Committee retains a professional search firm to assist it in identifying and evaluating potential director candidates.

Our newest independent director, Wulf von Schimmelmann, was appointed to the board in July 2011.

•
In 2010, a process was commenced to identify a European-based candidate for the board. As our company was still in the process of integrating Reuters products, technology and clients, the Corporate Governance Committee felt that an ideal candidate should have deep operational expertise with strong financial competencies. The London office of a global search firm was retained to frame and conduct a search for a candidate with those attributes. In addition, our current board members were made aware of the search and canvassed to make recommendations for possible candidates with the desired competencies.

•
Mr. von Schimmelmann's name was brought forward by a member of the board, and considered by the Corporate Governance Committee. In evaluating Mr. von Schimmelmann's profile, the Corporate Governance Committee put considerable weight on his extensive experience as an executive of a significant European financial institution, as financial services is an important customer segment for our company. As the former CEO of Deutsche Postbank, Mr. von Schimmelmann would be expected to bring to the board the perspective of a consumer of information services of Thomson Reuters and its competitors. In addition, the Corporate Governance Committee valued Mr. von Schimmelmann's experience on the boards of directors of several NYSE listed, Fortune 500 companies.

•
Mr. Beattie (as Deputy Chairman), Ms. Fitt (as Chair of the Corporate Governance Committee) and Mr. Glocer (then as CEO) independently met with Mr. von Schimmelmann in order to gauge his appropriateness for our board, and his interest in it. In addition to these meetings, a search firm developed a background profile of Mr. von Schimmelmann. The results of these meetings and research were brought to the Corporate Governance Committee, which reviewed them in the context of other potential candidates. After discussion, the Corporate Governance Committee recommended to our board that Mr. von Schimmelmann be invited to join the board in time to participate in its July 2011 annual strategy meeting. The board accepted the Corporate Governance Committee's recommendation.

Thomson Reuters Management Proxy Circular

The board continues to be of the view that its optimal size for effective decision-making and committee work is 14 to 16 members.

Director Orientation and Continuing Education

All new directors are provided with an orientation upon election or appointment to the board, which includes:

•	Induction materials describing our business, our corporate governance structure and related policies and information;

•	Meetings with the Chairman, Deputy Chairman, CEO, CFO and other executive officers, including the heads of our major businesses; and

•	Opportunities early in their tenure to visit some of the major facilities and meet with operations management.

The board’s secure website, monthly management reports and other means of communication provide directors with information to ensure their knowledge and understanding of our business remain current.

Largely in connection with board meetings, members of senior management prepare memoranda and presentations on strategic and operating matters which are distributed to the directors. These “board papers” are often prepared in connection with matters that require director approval under our policies or applicable law and are also used to inform the directors about developments that senior management believe should be brought to the directors’ attention. The board also periodically receives reports on other non-operational matters, including corporate governance, taxation, pension and treasury matters.

To facilitate ongoing education, the directors are entitled to attend external continuing education opportunities at the expense of Thomson Reuters. The Corporate Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities. As part of our most recent board effectiveness review process, directors indicated they were pleased to continue on this basis.

Board Effectiveness Review

The Corporate Governance Committee oversees an annual structured review of the effectiveness of the board and its committees. Director questionnaires address issues such as supervision of senior management, strategic planning, risk management, financial reporting, disclosure, governance and conduct of board and committee meetings. The following sets forth the review process:

In late 2011, the Corporate Governance Committee commenced an individual director review and assessment process, whereby each director meets with the Chairman of the Corporate Governance Committee to discuss their own contribution to the board, and the contributions of their colleagues. Follow-up meetings are subsequently held by the Chair of the Corporate Governance Committee with each director.

The Corporate Governance Committee believes that each director continues to be effective and that each director has demonstrated a commitment to his or her role on the board and its committees. The board recommends that all of the non-management directors should be re-elected at the meeting to be held on May 16, 2012, as each of them continues to bring valuable skills and experience to the board and its committees.

HR Committee

The HR Committee is responsible for assisting the board in fulfilling its oversight responsibilities in relation to:

•	the compensation of the CEO and senior management;

•	the selection and retention of senior management;

•	planning for the succession of senior management;

•	professional development for senior management;

•	the management of pension and significant benefit plans for employees; and

•	any additional matters delegated to the HR Committee by the board.

Thomson Reuters Management Proxy Circular

The HR Committee assists the board in setting objectives each year for the CEO. The HR Committee evaluates the performance of the CEO against these objectives at year end. The HR Committee reports to the full board on the objectives for the forthcoming year and the performance against objectives in the preceding year. The HR Committee also maintains a written position description for the CEO.

We have included the HR Committee’s work plan for 2011 in the “Compensation Discussion and Analysis” section of this circular.

Succession Planning and Talent Management

The HR Committee oversees succession planning and talent management for our company. Twice per year, the HR Committee devotes significant time reviewing our practices and progress with the CEO and Chief People Officer. One session typically focuses on the performance of the senior leadership team and the other focuses on talent management activities, particularly succession plans and the pipeline for the most senior leadership roles. In addition to a formal annual review of succession plans, the HR Committee deepens its knowledge of potential successors through a systematic exposure to high potential individuals.

We seek to have talent management activities well embedded in Thomson Reuters. The leadership team of each business unit and function is expected to review its bench strength, pipeline and succession plans in light of its proposed business strategy and identify actions to develop potential successors and to reduce any gaps in the pipeline. This exercise is traditionally carried out at least annually at our company and in the future, we expect that it will be part of the ongoing agendas of each leadership team. The CEO and the Chief People Officer review succession and action plans for more senior leadership roles and they also identify organization-wide opportunities, challenges and risks. The CEO and Chief People Officer also review and approve the overall talent strategy for our company, including sponsoring key development programs and experiences to build leadership bench strength. While our talent management program currently focuses on the most senior executives, we plan to increasingly expand the program to include the identification and development of high potential individuals who are not yet in senior leadership roles.

The HR Committee’s annual review includes an update on these wider-reaching and longer-term activities in addition to the focus on succession planning.

Our succession planning process led to an orderly transition of CEO and CFO responsibilities to James C. Smith and Stephane Bello, respectively, on January 1, 2012.

Majority Voting Policy

The board has adopted a policy which provides that if a director does not receive the support of a majority of the votes cast at the annual meeting of shareholders, the director will tender his or her resignation to the Chairman, to be effective if accepted by the board. The Corporate Governance Committee will consider the director’s offer to resign and make a recommendation to the board as to whether to accept it. The board will have 90 days from the annual meeting to make and publicly disclose its decision.

Director Attendance

The board meets regularly in order to discharge its duties effectively. Directors are expected to attend all meetings of the board including committee meetings, if applicable, and annual meetings of shareholders. The following table provides information about the number of board and committee meetings in 2011.

Number of Meetings
Board	11
Audit Committee	7
Corporate Governance Committee	4
HR Committee	3

Six of the board’s seven scheduled meetings in 2011 were held in person. The remaining five meetings in 2011 were held by telephone. Four of these meetings were previously unscheduled and were called on relatively short notice.

Thomson Reuters Management Proxy Circular

The following table sets forth the attendance of directors at board and committee meetings in 2011. In 2011, average attendance at all regularly scheduled board and committee meetings was 96% and 91%, respectively.

	Meetings Attended
Current directors	Board	% Board Attendance	Audit Committee	Corporate Governance Committee	HR Committee	Committee Total	Total Meetings	Total %
David Thomson	10 of 11	91%	–	–	–	–	10 of 11	91%
W. Geoffrey Beattie	10 of 11	91%	–	4 of 4	3 of 3	7 of 7	17 of 18	94%
Niall FitzGerald, KBE 1	3 of 4	75%	–	0 of 1	1 of 2	1 of 3	4 of 7	57%
Thomas H. Glocer	10 of 11	91%	–	–	–	–	10 of 11	91%
Manvinder S. Banga	9 of 11	82%	–	–	3 of 3	3 of 3	12 of 14	86%
Mary Cirillo	9 of 11	82%	–	3 of 4	3 of 3	6 of 7	15 of 18	83%
Steven A. Denning	10 of 11	91%	–	–	3 of 3	3 of 3	13 of 14	93%
Lawton W. Fitt	11 of 11	100%	7 of 7	4 of 4	–	11 of 11	22 of 22	100%
Roger L. Martin	10 of 11	91%	7 of 7	–	–	7 of 7	17 of 18	94%
Sir Deryck Maughan	9 of 11	82%	–	4 of 4	–	4 of 4	13 of 15	87%
Ken Olisa, OBE	11 of 11	100%	7 of 7	–	–	7 of 7	18 of 18	100%
Vance K. Opperman	11 of 11	100%	7 of 7	–	–	7 of 7	18 of 18	100%
John M. Thompson	9 of 11	82%	6 of 7	3 of 4	–	9 of 11	18 of 22	82%
Peter J. Thomson	9 of 11	82%	–	–	–	–	9 of 11	82%
John A. Tory 2	3 of 3	100%	–	–	1 of 1	1 of 1	4 of 4	100%
Wulf von Schimmelmann 3	5 of 6	83%	0 of 1	–	–	0 of 1	5 of 7	71%

1	Mr. FitzGerald did not stand for re-election in May 2011.
2	Mr. Tory passed away in April 2011.
3	Mr. von Schimmelmann was appointed to the board in July 2011 and the board’s calendar for the balance of the year had conflicts which he could not avoid.

Interlocking Directorships

To avoid potential conflicts of interest, our corporate governance guidelines do not allow interlocking directorships. An interlocking directorship would occur if a member of senior management of our company serves on the board or as a trustee of a company or institution that employs one of our directors. We do not have any directors who serve together on boards of other public companies.

Risk Management and Internal Controls

Risk Management

Our enterprise risk management (ERM) process is managed by the General Counsel of our company and involves over 200 professionals participating on a cross-functional basis involving operations, sales, technology, customer service, finance, legal, strategy and human resources.

The ERM process is designed to enhance the identification and mitigation of risk throughout Thomson Reuters, and to assist the Audit Committee in complying with its corporate governance oversight responsibility for risk management (which is part of our overall internal controls).

The ERM process at our company includes:

•	systematically and comprehensively identifying significant operational, strategic, reputational and other risks in our businesses;

•	assessing the impact of those significant risks on a comparative basis for each of our business units, as well as for our corporate center; and

•	developing and implementing action plans and internal controls addressing the risks.

For our business units and functional departments, ERM is an ongoing process under continuous management review. We involve our internal audit department in the review of certain identified risks, as appropriate or upon request. On a semi-annual basis, Mr. Smith’s executive committee undertakes formal risk reviews. On a regular basis, the Audit Committee reviews and discusses identified risks and the steps that management is taking to manage and mitigate the risks. In the fourth quarter of 2011, our General Counsel also provided an ERM update to our board of directors.

Thomson Reuters Management Proxy Circular

Internal Control over Financial Reporting

We establish and maintain internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. We have adopted the Committee of Sponsoring Organizations of the Treadway Commission guidance for implementing our internal control framework as part of compliance with the Sarbanes-Oxley Act and applicable Canadian securities law.

The Corporate Compliance and Audit department prepares and oversees the overall plan for internal control over financial reporting. Corporate Compliance and Audit identifies certain entities and/or significant accounts to be within the scope of its internal controls activities. Based on templates completed related to in-scope activities, Corporate Compliance and Audit evaluates responses and develops an audit scope which is presented to the Audit Committee for its review and approval. During the second half of 2011, the Corporate Compliance and Audit department tested applicable controls in order to achieve compliance with the required year-end evaluation of the effectiveness of the internal control system. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2011. Results of the evaluation were reviewed with the Audit Committee, on behalf of the board.

Disclosure and Communications Controls and Procedures

We have adopted disclosure controls and procedures to ensure that all information required to be disclosed by us in reports and filings with Canadian and U.S. securities regulatory authorities and stock exchanges and other written and oral information that we publicly disclose is recorded, processed, summarized and reported accurately and within the time periods specified by rules and regulations of the securities regulatory authorities. These disclosure controls and procedures are also designed to ensure that this information is accumulated and communicated to management (including the CEO and CFO), as appropriate, to allow timely decisions regarding required disclosure. Disclosure controls and procedures were discussed in 2011 with the Audit Committee.

Certifications

As required by applicable Canadian and U.S. securities laws, our CEO and CFO provide certifications that they have reviewed our annual and quarterly reports, that the reports contain no untrue statements or omissions of material facts and that the reports fairly present our financial condition, results of operations and cash flows. In addition, the CEO and CFO make certifications regarding our disclosure controls and procedures and internal control over financial reporting. Our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2011.

Corporate Communications

On a day-to-day basis, inquiries or other communications from shareholders, analysts and the media to management are answered by our investor relations and media relations departments or referred to another appropriate person in our company.

Senior executives meet regularly with financial analysts and institutional investors, and our earnings conference calls are broadcast live via webcast and are accessible to interested shareholders, the media and members of the public. Presentations given by senior executives at investor conferences are promptly made public in the “Investor Relations” section of our website. Some of our non-management directors have attended our annual Investor Day meetings with analysts and major shareholders.

The Chairman and other directors (along with the CEO, CFO and other members of senior management) are available at our annual meeting to answer questions from shareholders.

Transactions Involving Directors or Officers

In the case of any potential or actual conflict of interest, each director or executive officer is required to inform the board. Unless otherwise expressly determined by the board or relevant committee of the board, a director or officer who has a conflict of interest in a matter before the board or such committee must not attend any part of a meeting during which the matter is discussed or participate in any vote on the matter and may be required to take other steps to avoid the conflict of interest. Significant related party transactions are considered by the Corporate Governance Committee or, where appropriate, a special committee of independent directors or the full board. For more information about related party transactions in the last three years, please see the management’s discussion and analysis (MD&A) section of our 2011 annual report.

Thomson Reuters Management Proxy Circular

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics (Code) applies to all employees, directors and officers, including our CEO, CFO and Controller. All employees, directors and officers are required to submit an acknowledgment that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. In an effort to promote further a culture of ethical business conduct throughout Thomson Reuters, we have instituted a mandatory online training course related to the Code. The Corporate Governance Committee receives an annual report regarding the Code from the General Counsel. We updated our Code in 2011 to reflect internal policy and guideline changes.

Actual or potential Code violations can be self-reported to a manager, our Human Resources department or a Thomson Reuters lawyer. We also provide a confidential and anonymous Code hotline that can be used by phone or e-mail or through our intranet. We have engaged an independent third party to support our phone hotline on a 24/7 basis, with translation services available to support our employees around the world. Call managers initially forward reports to our Legal department. Reports are then assigned for follow-up and investigation depending on the issue reported, location and business involved. Matters are handled with appropriate discretion and our company has a strict non-retaliation policy for those raising issues in good faith.

In 2011 and through the date of this circular, no material violations by our directors or executive officers were reported for the Code of Business Conduct and Ethics. Also, no waivers under the Code were sought by or granted to any of our directors or executive officers.

A copy of our Code is available on our website, www.thomsonreuters.com, as well as on www.sedar.com and www.sec.gov.

Trust Principles and Founders Share Company

Our company is dedicated to upholding the Thomson Reuters Trust Principles and to preserving its independence, integrity and freedom from bias in the gathering and dissemination of information and news.

The Thomson Reuters Trust Principles are:

—	That Thomson Reuters shall at no time pass into the hands of any one interest, group or faction;

—	That the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;

—
That Thomson Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Thomson Reuters has or may have contracts;

—	That Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

—
That no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business.

Thomson Reuters Founders Share Company was established in 1984 when Reuters became a public company. The directors of the Thomson Reuters Founders Share Company have a duty to ensure, to the extent possible, that the Thomson Reuters Trust Principles are complied with. We have issued a Founders Share to the Thomson Reuters Founders Share Company which enables it to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles. The directors of the Thomson Reuters Founders Share Company are experienced and eminent people from the world of politics, diplomacy, journalism, public service and business. They generally have all held high offices in their respective sectors. The directors are selected by a nomination committee and proposed to the board of the Thomson Reuters Founders Share Company for appointment. The nomination committee also has unique features. Two of its members are judges from the European Court of Human Rights and assist in scrutinizing candidates’ suitability. Our board currently has two representatives on the nomination committee and the Thomson Reuters Founders Share Company’s board has five representatives, including its chairman, who also chairs the committee. Other members are representatives of the press associations from the United Kingdom, Australia and New Zealand. Under a Thomson Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Thomson Reuters Trust Principles and to exercise its voting rights to give effect to this support. For additional information about the Thomson Reuters Founders Share Company, its directors and a Founders Share that our company has issued to the Thomson Reuters Founders Share Company, please see our 2011 annual report.

Thomson Reuters Management Proxy Circular

ABOUT OUR INDEPENDENT AUDITOR

HIGHLIGHTS
•	We are proposing to re-appoint PricewaterhouseCoopers LLP as our independent auditor for another year until the 2013 annual meeting of shareholders.

The board unanimously recommends that PricewaterhouseCoopers LLP be appointed as the auditor of our company, to hold office until the next annual meeting of shareholders. It is also recommended that the board be authorized to fix the remuneration of PricewaterhouseCoopers LLP.

The following table sets forth fees related to services rendered by PricewaterhouseCoopers LLP and its affiliates in 2011 and 2010:

(in millions of U.S. dollars)	2011	2010
Audit fees	$21.4	$20.2
Audit-related fees	14.7	2.5
Tax fees	8.6	9.2
All other fees	1.1	1.3
Total	$45.8	$33.2

The following are descriptions of fees for services rendered by PricewaterhouseCoopers LLP in 2011 and 2010.

Audit Fees

These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, consents, and assistance and review of documents filed with securities regulatory authorities.

Audit-related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the “audit fees” category above. These services included subsidiary carve-out audits, transaction due diligence, SSAE 16 engagements, advisory services, audits of various employee benefit plans and other services related to acquisitions and dispositions. The increase in audit-related fees in 2011 primarily related to carve-out audits of subsidiaries and businesses that we either sold or are holding for sale and transaction due diligence.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, customs and duties, and restructurings, mergers and acquisitions.

All Other Fees

Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services included French translations of our financial statements, MD&A and financial information included in our prospectuses and other offering documents and other miscellaneous non-audit related services.

Pre-approval Policies and Procedures

Information regarding our policy regarding pre-approval of all audit and permissible non-audit services is set forth in the corporate governance disclosure included earlier in this circular.

Thomson Reuters Management Proxy Circular

ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION (SAY ON PAY)

HIGHLIGHTS
•	We are proposing a non-binding advisory “say on pay” resolution related to executive compensation.
•	This is a recommended best practice of the Canadian Coalition for Good Governance (CCGG).
•	We plan to continue holding this advisory vote on an annual basis.

Our overall philosophy regarding executive compensation is to pay for performance. We believe this drives our management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders. In the “Compensation Discussion and Analysis” section of this circular, we explain our compensation principles, how we design our compensation program and why we pay each component of compensation.

As part of our dialogue with shareholders about our executive compensation programs, we have once again adopted a “say on pay” advisory resolution for this year’s meeting. An identical resolution was approved by approximately 95% of the votes cast at last year’s annual meeting of shareholders.

As this is an advisory resolution, the results will not be binding upon the board. However, the board will take voting results into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase its engagement with shareholders on compensation-related matters.

We will disclose the results of the shareholder advisory resolution as part of our report on voting results for the meeting.

Shareholders with questions about our compensation programs are encouraged to contact our Investor Relations department by e-mail at investor.relations@thomsonreuters.com or by phone at 1.800.969.9974.

The board unanimously recommends that you vote FOR this matter on an advisory basis to accept our approach to executive compensation, as described in this circular.

Thomson Reuters Management Proxy Circular

COMPENSATION DISCUSSION AND ANALYSIS

HIGHLIGHTS

●	This section explains our compensation principles, how we design our compensation program, why we pay each component of compensation and what we paid to our “named executive officers” in 2011.

●	Our “named executive officers” include our CEO, CFO and three other most highly compensated executive officers as of December 31, 2011. Thomas H. Glocer and Robert D. Daleo were our CEO and CFO, respectively, through year-end 2011 and this section addresses each of their compensation for the full year. As required by applicable disclosure rules, we also provide information about one additional former executive officer (Devin Wenig) who would have been one of the next three most highly compensated executive officers had he been an executive officer of our company as of December 31, 2011.

●	Later in this section, we discuss the current compensation arrangements for our new CEO (James C. Smith) and new CFO (Stephane Bello) who were each appointed to their new positions as of January 1, 2012.

●	Most of our executive compensation is performance-based and aligned with shareholder interests.

EXECUTIVE SUMMARY

Overview of Financial Performance

Our 2011 results once again demonstrated the resilience of our business in demanding times. We continued to invest and acquire, identify growth vectors, focus on customers and deliver innovative products. 2011 revenue growth was up 5% before currency, with particularly strong performances recorded by our Legal, Tax & Accounting and IP & Science businesses – up 9% collectively for the year. Our former Markets business grew revenues 2% despite market challenges. Adjusted EBITDA rose 20%, underlying operating profit margin was up 9% and adjusted earnings per share (EPS) was $1.98 compared to $1.56 in the prior year.

However, our overall 2011 financial performance fell short of our expectations due in large part to lower financial services revenues and profits stemming from a challenging macroeconomic environment and other challenges within our Markets division. The environment continues to be challenging for two key customers of our business – global banks and large law firms – and we expect those headwinds will continue this year. We foresee revenue growth in 2012 nonetheless, given our strong market positions and the diversity of our businesses.

2011 was also a year of change for our company. In the second half of the year, we announced that we planned to collapse our divisional structure (which consisted of Markets and Professional) and that we would operate Thomson Reuters as a group of strategic business units with a single corporate center to support them. These changes (which became effective on January 1, 2012) are intended to allow us to work better across business units to meet the increasingly complex demands of our customers, capture growth opportunities and achieve efficiencies by building innovative technology platforms that can be shared across the company.

On December 31, 2011, Thomas H. Glocer stepped down as CEO of our company. Mr. Glocer successfully directed an extensive integration of Thomson and Reuters following the closing of the acquisition, expanded our business internationally, revitalized the Reuters news organization and championed talent across the entire business. Also on December 31, 2011, pursuant to a long-established plan, Robert D. Daleo stepped down as CFO of our company. Mr. Daleo is currently serving as a non-executive Vice Chairman of our company and he plans to retire at the end of 2012. Mr. Daleo has worked at our company for 18 years and his contributions to our business have been immense. In particular, Mr. Daleo was CFO during our company’s evolution into a global electronic information company.

On January 1, 2012, Mr. Smith became our new CEO and Stephane Bello became our new CFO. Mr. Smith and Mr. Bello both bring wide-ranging management experience from across our organization. Mr. Smith was most recently our company’s chief operating officer and Mr. Bello was most recently the CFO of our Professional division.

We are in the process of executing four key priorities that Mr. Smith established for our company for 2012. These priorities are:

•	Restarting growth in our Financial & Risk business;

•	Investing in higher growing segments and adjacent market segments;

•	Utilizing the strengths and advantages of our global businesses; and

•	Accelerating development and expanding our position in faster growing geographic areas around the world.

Thomson Reuters Management Proxy Circular

2011 Compensation Program

In designing our 2011 executive compensation program, the HR Committee of our board of directors (HR Committee) linked annual and long-term incentive awards to our anticipated financial performance for the year and our two key strategic objectives (growth and efficiency). In doing so, the HR Committee selected highly relevant financial metrics, such as revenues, operating profit before amortization, free cash flow, adjusted earnings per share (EPS) and return on invested capital (ROIC).

We believe that our key compensation principles drive our executive management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders. These principles are the following:

•	“Pay for performance” is a significant component of executive compensation;

•	Incentive performance goals are linked to key measures of our company’s performance;

•	It’s important for our executives to build equity in our company;

•	We pay competitive compensation; and

•	Our compensation programs take risk into account.

As described earlier in this circular, we are providing shareholders with an advisory resolution on executive compensation. Although this resolution is non-binding, the HR Committee will review the voting results and take them into account when considering future executive compensation-related decisions.

Components of Compensation

A named executive officer’s total compensation typically comprises the following components. We describe each of these components in more detail later in this section.

Component	Description	Why We Include It
Base salary	Fixed cash payments made throughout the year	Provides predictable amount of fixed income as short-term compensation
Annual incentive award	Cash payment typically made in March after results for the previous year are audited, and dependent on company performance against objective financial targets	Focuses executives on our financial goals and objectives for the year and aligns their interests with shareholder interests
Long-term incentive award	Grants of:	Commits executives to delivering on our financial goals over the longer term, strongly links their pay to our share price, and supports retention objectives
● PRSUs that vest after completion of a three-year period, with vesting dependent on company performance against objective financial targets; and

● Stock options subject to time vesting conditions and with their value based on future share price appreciation

	In special circumstances, grants may also be made in the form of time-based restricted share units (TRSUs)	Helps retain critical talent and to recognize superior performance
Retirement and health and welfare-related benefits	Savings and deferred compensation plans, life and disability insurance, group medical and dental	Most of these programs are broad-based employee programs, consistent with customary market practice and competitive factors
Perquisites and other personal benefits	Executive physicals and financial planning assistance	Encourages maintenance of health and sound finances in a cost effective manner for our company, and minimizes distractions for executives

Thomson Reuters Management Proxy Circular

NAMED EXECUTIVE OFFICERS

The remaining sections of this Compensation Discussion and Analysis describe our compensation programs and policies for our CEO, CFO and the three next most highly compensated executive officers as of December 31, 2011. As required by applicable disclosure rules, we also provide information about one additional former executive officer (Devin Wenig) who would have been one of the next three most highly compensated executive officers had he been an executive officer of our company as of December 31, 2011. These individuals, whom we refer to as our “named executive officers”, are:

Tom Glocer was Chief Executive Officer of Thomson Reuters until December 31, 2011. Prior to April 2008, Mr. Glocer was CEO of Reuters. He joined Reuters in 1993, holding a number of key leadership positions within the organization prior to becoming CEO in 2001. Mr. Glocer practiced law at Davis Polk & Wardwell in New York, Paris and Tokyo from 1984 to 1993. He joined the board of Reuters in 2000. He is also a director of Merck & Co., Inc. and serves on several academic/not-for-profit organizations and advisory councils including the American Law Institute, the Council on Foreign Relations and the International Business Council of the World Economic Forum.

Bob Daleo was the Executive Vice President and Chief Financial Officer of Thomson Reuters until December 31, 2011. Mr. Daleo is now serving as a non-executive Vice Chairman of our company until his retirement on December 31, 2012. Prior to April 2008, Mr. Daleo was Chief Financial Officer of Thomson. Mr. Daleo joined Thomson in 1994 and held a number of key leadership positions within the organization before becoming CFO in 1998. Mr. Daleo was a director of Thomson from 2001 to 2008. Mr. Daleo is currently a director of Equifax Inc. and serves on the board of trustees for Fordham University and the New Jersey Community Development Corporation.

Jim Smith is President and Chief Executive Officer of Thomson Reuters. Prior to January 2012, Mr. Smith was Chief Operating Officer of Thomson Reuters from September 2011 to December 2011 and Chief Executive Officer of Thomson Reuters Professional division from April 2008 to August 2011. Prior to April 2008, Mr. Smith was Executive Vice President and Chief Operating Officer of Thomson. Mr. Smith joined Thomson in 1987 and held a number of key leadership positions within the organization, including President and Chief Executive Officer of Thomson Learning’s Academic & Reference Group and Executive Vice President, Human Resources and Administration of Thomson.

Stephen Adler is Editor-in-Chief, Reuters News, and Executive Vice President, News, a position he has held since February 2011. Mr. Adler joined Thomson Reuters in January 2010 as Senior Vice President and Editorial Director of Thomson Reuters Professional division. Prior to January 2010, Mr. Adler was Editor-in-Chief of BusinessWeek during his five-year tenure. He has also held various senior leadership roles during his 16 years at The Wall Street Journal. Mr. Adler began his career as a reporter at local newspapers in Florida.

James Powell is Executive Vice President and Chief Technology Officer of Thomson Reuters, a position that he has held since July 2008. Previously, Mr. Powell was CTO of Thomson Reuters Markets division. In his 14 years with Reuters, Mr. Powell held a number of senior leadership positions, including CTO of its Enterprise division and Global Head of Product Development. He has also held senior leadership positions at Solace Systems, Citadel Investment Group and TIBCO Finance Technology.

Devin Wenig was Chief Executive Officer of Thomson Reuters Markets division until July 31, 2011. Prior to April 2008, Mr. Wenig was Chief Operating Officer of Reuters. Mr. Wenig joined Reuters in 1993 and held a number of senior management positions including President, Investment Banking & Brokerage Services and President, Business Divisions. Mr. Wenig was a director of Reuters from 2003 to 2008.

Thomson Reuters Management Proxy Circular

DESIGNING AND DETERMINING EXECUTIVE COMPENSATION: THE ROLE OF THE HR COMMITTEE, OUR PRINCIPAL SHAREHOLDER AND INDEPENDENT ADVISORS

HR Committee

The HR Committee’s responsibilities include establishing, implementing and overseeing our compensation policies and programs. As such, it performs the same functions as a “compensation committee”. Additional information about the HR Committee is included earlier in this circular in our discussion of the board and corporate governance.

At our corporate headquarters, the Human Resources department is responsible for overseeing the day-to-day design and administration of our various compensation and benefits policies and plans, including base salaries, annual and long-term incentives, retirement savings, health and welfare. The CEO and other senior executives in the Human Resources department meet regularly with the HR Committee. The CEO provides the HR Committee with his evaluations of the performance of the executive management team, and he also makes recommendations to the HR Committee regarding the proposed compensation arrangements for the executives who report to him as well as other senior executives whose compensation is reviewed by the HR Committee.

The board recognizes the importance of appointing knowledgeable and experienced individuals to the HR Committee who have the necessary background in executive compensation to fulfill the HR Committee’s obligations to the board and our shareholders. Each member of the HR Committee has direct experience as a senior leader that is relevant to his or her responsibilities in executive compensation.

The following table provides an overview of the HR Committee’s work plan for 2011.

2011Primary HR Committee Activities
•	Compensation review for senior executives, including the CEO
•	Annual individual performance evaluation of the CEO and review of evaluations of other members of his Executive Committee
•	Approval of 2010 annual incentive award payouts
•	Approval of 2011 annual and long-term incentive awards and targets
•	Approval of compensation disclosure in the annual management proxy circular
•	Review of employee engagement survey results
•	Review of global retirement plans
•	Review of global executive development program
•	Review of CEO position description
•	Annual talent review process
•	Annual succession planning review
•	Periodic consideration of certain new senior executive hirings and terminations

Our Principal Shareholder

We recognize that executive compensation is a key area of interest for shareholders. Woodbridge, our principal shareholder, actively monitors this aspect of our governance given its importance to the achievement of our financial performance goals and long-term success. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders. W. Geoffrey Beattie, the President of Woodbridge, is a member of the HR Committee. All of the HR Committee’s members are independent directors, except Mr. Beattie. Mr. Beattie is not considered to be independent under applicable rules because he is a director and executive officer of Woodbridge. Mr. Beattie is not a member of the Thomson Reuters executive management team.

Independent Advisors

The HR Committee may retain outside advisors in carrying out its duties. Our HR Committee engages a compensation consulting firm, Frederic W. Cook & Co., Inc., to serve as an independent advisor on matters relating to executive compensation. Representatives of the Cook firm are available to HR Committee members on an ongoing basis and generally attend HR Committee meetings. The HR Committee originally engaged the Cook firm in 1998. As part of its ongoing services to the HR Committee, the Cook firm assists in evaluating the competitive positioning of senior executive compensation levels and provides guidance and analysis on plan design and market trends and practices to ensure that our program provides executives with competitive compensation opportunities, links compensation to performance and value creation, is efficient from accounting, tax and cash flow perspectives, and is supportive of emerging best practice corporate governance principles.

Thomson Reuters Management Proxy Circular

The Cook firm does not provide any services to Thomson Reuters other than those provided directly to the HR Committee. Any use of the Cook firm by Thomson Reuters management would require the HR Committee’s prior approval. In 2011 and 2010, we paid the Cook firm the following fees:

	2011	2010	Percentage of total fees
Executive compensation-related fees	$50,541	$37,705	100%
All other fees	$–	$–	–
Total annual fees	$50,541	$37,705	100%

In 2011 and 2010, the Corporate Human Resources department also engaged Pay Governance LLC and paid that firm approximately $262,000 and $65,000, respectively, for executive compensation consulting services, including competitive compensation analyses and advice on various other matters. In 2010, we paid Towers Watson approximately $372,000 for similar services.

The HR Committee and the Corporate Human Resources department also receive input from their advisors regarding compensation-related market trends as well as on the structuring of specific compensation-related policies and plans.

OUR KEY COMPENSATION PRINCIPLES

“Pay for performance” is a significant component of executive compensation

We believe that tying a significant component of pay to our company’s achievement of specific financial performance goals motivates our executives to achieve exceptional performance and focus on the goals and objectives that are of the most value to Thomson Reuters.

As shown in the charts below, approximately 82% of Mr. Glocer’s 2011 target compensation was variable, which included approximately 45% awarded as long-term incentive grants in the form of performance restricted share units (PRSUs) and stock options. On average, approximately 73% of the other named executive officers’ 2011 target compensation was variable, which included approximately 43% awarded as long-term incentive grants in the form of PRSUs, TRSUs and stock options.

Thomson Reuters Management Proxy Circular

As part of its review of executive compensation, the HR Committee reviews targeted values for each component of compensation for each named executive officer. In determining the mix and relative weighting of cash (base salary and annual incentive awards) versus equity-based incentives, the HR Committee considers the appropriate proportion of compensation that should be variable based on the executive’s ability to affect and influence our annual and long-term results and advance the interests of shareholders as well as the compensation mix for similar positions at comparable companies. In general, the proportion of total pay delivered through variable short-term and long-term performance-based compensation increases directly with an executive’s level of operational/financial responsibility.

The HR Committee believes this mix and weighting aligns the interests of executives with those of shareholders, provides significant performance incentives and assists in keeping us competitive in the market for high-quality executives.

Incentive performance goals are linked to key measures of our company’s performance

Annual incentives

The HR Committee sets performance goals that focus on superior performance taking into account current market conditions. The financial performance goals set by the HR Committee reflect our published business outlook, operating plan and long-term strategy.

In the fourth quarter of each year, senior executives from our businesses meet with our CEO, CFO and other Corporate executives to discuss the upcoming operating plan, including specific objectives and targets for the plan. In developing our operating plan, we consider various factors related to our operations, products/services, competition, and economic and market conditions in the countries where we operate. Our board of directors meets with senior management in the first quarter to review, discuss and approve the final version of the plan. The HR Committee subsequently sets minimum (threshold), target and maximum levels for each of the performance criteria for financial metrics used in our annual and long-term incentive awards.

In general, the HR Committee sets targets so that the relative difficulty of achieving them is consistent from year to year. The HR Committee also reviews past performance against similar targets to assess the effectiveness of targets. Target levels are intended to be a stretch, but achievable. As an example, our Corporate-level annual incentive awards for 2011, 2010 and 2009 paid out at 82%, 115% and 96% of the target level, respectively.

For 2011, the performance goals for our annual cash incentive awards were based on growth in revenues, operating profit before amortization and other adjustments and free cash flow.

Long-term incentives

Executives’ long-term incentive awards are expressed as a percentage of base salary, and we may modify an executive’s percentage up or down for a particular year based on future potential and past performance. In addition, our long-term incentive awards are aligned with key drivers of total shareholder return. In 2011, long-term incentive awards we made to our CEO and other named executive officers included PRSUs, which will vest only if our goals for adjusted earnings per share (EPS) growth and return on invested capital (ROIC) performance are met over a three-year performance period. Long-term incentive awards for our named executive officers also included stock options. The value of PRSUs and stock options is dependent on our company’s share price. Our PRSUs for the three-year performance periods ended December 31, 2011, 2010 and 2009 paid out at 83%, 62% and 100% of the target level, respectively.

Discretionary adjustment authority

For both annual and long-term incentive awards, the HR Committee is authorized to make discretionary adjustments to deal with extraordinary, non-recurring or unanticipated business conditions that materially affected our results (positively and negatively), the fairness of the performance targets, or the impact of external changes which have unduly influenced our ability to meet the targets. In recent years, adjustments have related to reorganization costs, changes in accounting practices, various acquisitions and dispositions, integration program costs related to our Reuters acquisition and litigation/legal settlements. Results are also adjusted to reflect foreign currency exchange rates used to prepare our annual operating plan.

Non-IFRS financial measures

All of the financial metrics that we use for our annual and long-term incentive awards are non-IFRS financial measures. Later in this section, we discuss our annual and long-term incentive awards in more detail, and we explain why we use these metrics as part of our performance goals. Please also see the “Additional Information – Non-IFRS Financial Measures” section of this circular for more information about our non-IFRS financial measures.

Thomson Reuters Management Proxy Circular

It’s important for our executives to build equity in our company

Our long-term incentive awards are all equity-based and, together with our share ownership guidelines, align the interests of our executives with those of our shareholders and enable our executives to share in our long-term growth and success. Executives are aligned with shareholders because this part of their compensation is tied directly to the long-term performance of the price of our shares.

PRSUs and stock options are designed to reward executives for increases in shareholder value and thereby foster strong alignment between management and shareholders. They also support important management retention objectives as a result of the vesting requirements, which are over a period of years. From time to time, we also grant TRSUs on a highly selective basis to high-performing executives whom it is critical to retain and/or in recognition of superior performance and contributions to the company. TRSUs do not have performance conditions.

Through our share ownership guidelines, we encourage our executives to maintain an equity interest in Thomson Reuters with a value equal to a multiple of their base salary. Until the guideline is met, senior executives must retain a specified percentage of the shares that they acquire (after applicable tax withholdings) through option exercises and the vesting of PRSUs and TRSUs. Unvested TRSUs, PRSUs and stock options do not count toward the guidelines.

The following table shows the share ownership guidelines for certain of our named executive officers as well as their actual share ownership. All share values and the named executive officers' ownership are as of March 15, 2012. Messrs. Glocer, Daleo and Wenig each exceeded their share ownership guidelines while serving as executive officers in 2011. Mr. Adler joined our company in 2010.

	Minimum share ownership		Actual share ownership
Name	(base salary multiple)	($)	(base salary multiple)	($)
James C. Smith	4.0x	$4,000,000	7.26x	$7,257,273
Stephen J. Adler	3.0x	$1,950,000	0.00x	$-
James T. Powell	3.0x	$1,800,000	0.97x	$583,270

We pay competitive compensation

To ensure that our compensation programs are competitive, the HR Committee utilizes independent market surveys as well as a proxy analysis to obtain a general understanding of competitive pay for positions similar to our executives. However, this information is for general reference only. The most critical factors in determining pay for our executives are their experience, their performance for the applicable period and their potential performance for future periods. The HR Committee uses benchmarks to set individual components or overall executive compensation, and performs a comparison of the compensation of our executives to that of the peer set, on a component basis and in total, to compute the difference between our pay and that of the peer set. However, our annual and long term incentive awards are not based on our company’s performance relative to a peer group of similar companies.

In addition, the HR Committee uses compensation data about other companies as a reference point on which - either wholly or in part - to base, justify or provide a framework for our compensation decisions. The HR Committee also reviews and considers customized third party surveys for the more general purpose of obtaining an understanding of current compensation practices.

The HR Committee considers compensation information from a range of companies. Many of our company’s senior executives are based in the United States and United Kingdom. The group of companies that we currently use for informational purposes in the United States largely represents a mix of other information development and delivery companies and professional service providers with which we compete. For United Kingdom comparative purposes, we evaluate companies in the FTSE 100 index generally.

The companies that the HR Committee currently reviews as part of this process are publicly traded and focused on information development and electronic delivery. Our company’s revenues are about the median of the companies in the group. These companies consist of:

Accenture	News Corporation
Amazon.com	Omnicom
Automatic Data Processing	Pearson
Cablevision	Reed Elsevier
CBS	SAIC
Computer Sciences	SAP
DIRECTV Group	Time Warner
eBay	Time Warner Cable
Gannett	Wolters Kluwer
Google	WPP
Interpublic Group	Yahoo!
McGraw-Hill

Thomson Reuters Management Proxy Circular

Our compensation programs take risk into account, but do not encourage unnecessary or excessive risk taking

We have designed our compensation programs to provide an appropriate balance of risk and reward in relation to our company’s overall business strategy. We believe that our compensation programs do not incentivize our executives to take unnecessary or excessive risks because:

•	Most of an executive’s compensation is comprised of longer-term performance opportunities with less emphasis on shorter-term performance opportunities;

•	Our HR Committee determines performance criteria for financial metrics used in our incentive awards, including threshold, target and maximum amounts;

•	Our HR Committee has discretionary authority to make fairness-related and other adjustments to performance award opportunities that it may deem appropriate;

•	We have ownership guidelines which further tie executives’ interests to those of our shareholders over the long-term; and

•
We have a recoupment (or “clawback”) policy that permits us to seek reimbursement from our named executive officers in certain circumstances. Our clawback policy provides that the board, at the recommendation of the HR Committee, has the right to seek reimbursement of part of the annual or long-term incentive compensation awarded to an executive officer (which includes all of our named executive officers) if in the board’s view, the amount of the compensation was calculated based on the achievement or performance of financial results that were subject to a material restatement (other than a restatement due to, or to comply with, changes in applicable accounting principles or related to an acquisition or disposition). Reimbursement could be sought for any excess amount of compensation that relates to such a material restatement that occurred within 24 months of payment of the compensation, and the executive officer from whom reimbursement is sought would need to have engaged in fraud that caused the material restatement.

For more information about risks that we believe are material to our company, please see the “Risk Factors” section of our 2011 annual report, which is available on our website at www.thomsonreuters.com, as well as on www.sedar.com and www.sec.gov.

COMPENSATION ARRANGEMENTS FOR THE CEO AND OTHER NAMED EXECUTIVE OFFICERS

The following section discusses the 2011 compensation arrangements for the CEO and our other named executive officers.

Thomas H. Glocer

Until December 31, 2011, Mr. Glocer was the CEO of Thomson Reuters. Mr. Glocer became CEO of Thomson Reuters in April 2008 in connection with the acquisition of Reuters.

•	Mr. Glocer’s base salary in 2011 was $1,550,000.

•	Mr. Glocer’s annual cash incentive plan target was 200% of base salary and his long-term incentive plan target was 250% of base salary (allocated equally between PRSUs and options).

In 2008, in connection with the acquisition of Reuters, the HR Committee approved a one-time grant to Mr. Glocer of 700,000 TRSUs which were to vest 20% each year over a five year period, with notional dividends paid in cash. The grant was awarded, among other reasons, to recognize that Mr. Glocer would not be participating in a Thomson Reuters supplemental executive retirement plan (SERP) equivalent to his former Reuters plan, the annual cost of which would have been significant to Thomson Reuters given his compensation level and age. 20% of these TRSUs vested in 2011.

James C. Smith

Mr. Smith became our new CEO effective January 1, 2012. For information on Mr. Smith’s current compensation arrangements as CEO, please see the section in this Compensation Discussion and Analysis entitled “2012 Compensation Changes and Decisions.”

Other Named Executive Officers

In consultation with Mr. Glocer when he was our CEO, the HR Committee established compensation arrangements in 2011 for each of the other named executive officers that reflected their roles and responsibilities within Thomson Reuters. The HR Committee created pay packages which were as consistent as possible across the executive team while recognizing the various levels of experience and contribution of the executive team.

Thomson Reuters Management Proxy Circular

2011 Compensation

Base Salary

Base salary is typically determined annually by reference to an executive’s individual performance and experience and our company’s financial performance, as well as competitive considerations, such as salaries prevailing in the relevant market. Base salaries are also evaluated in connection with promotions and other changes in job responsibilities.

In 2011, base salaries for our named executive officers did not increase from 2010 levels, except for Mr. Daleo’s base salary which increased $100,000.

The following table sets forth the base salaries for our named executive officers as of December 31, 2011:

Name	Base salary
Thomas H. Glocer	$1,550,000
Robert D. Daleo	$1,100,000
James C. Smith	$1,000,000
Stephen J. Adler	$650,000
James T. Powell	$600,000
Devin N. Wenig*	$1,000,000

*  Reflects Mr. Wenig’s base salary as of his last day of employment in 2011.

Annual Incentive Awards

We provide an annual incentive award opportunity to each of our named executive officers which is based on our company’s actual financial performance compared to our annual operating plan for the year.

Each named executive officer’s annual incentive award has a target that is expressed as a percentage of base salary. In setting target percentages, the HR Committee considers factors such as an executive’s position and responsibilities as well as competitive considerations. Targets for our 2011 annual incentive awards were as follows for each named executive officer:

Name	Target annual incentive payout as percentage of base salary
Thomas H. Glocer	200%
Robert D. Daleo	125%
James C. Smith	125%
Stephen J. Adler	100%
James T. Powell	75%
Devin N. Wenig	125%

For 2011 annual incentive awards, potential payouts ranged from 0% to 200% of the target award depending on our financial performance against the goals set by the HR Committee at the beginning of the year. For example, in the case of Mr. Glocer, this means he could have earned up to 400% of his base salary if the maximum performance level had been achieved.

For 2011, the performance goals for annual incentive awards were based on revenues, operating profit before amortization and other adjustments and free cash flow.

•	Revenues – We use revenues because they are commonly used to measure growth of our business.

•
Operating profit before amortization and other adjustments – We use operating profit before amortization and other adjustments because amortization of identifiable intangible assets, certain impairment charges, fair value adjustments and other operating gains and losses are not considered to be relevant for purposes of assessing the current performance of our business.

•
Free cash flow – We use free cash flow as a measure of our operating performance because it represents cash available to repay debt, pay common share dividends and fund new acquisitions. We define free cash flow as net cash provided by operating activities less capital expenditures, other investing activities, investing activities of discontinued operations and dividends paid on our preference shares. For incentive compensation purposes only, we also exclude interest and taxes.

Thomson Reuters Management Proxy Circular

These goals were approved by the HR Committee during the first quarter of 2011. Awards were weighted as follows:

Financial metric	Annual incentive percentage weighting
Revenues	45%
Operating profit before amortization and other adjustments	45%
Free cash flow	10%

Earlier this month, the HR Committee determined the extent to which our 2011 annual performance targets were met by comparing our financial results to our performance goals. 2011 actual results were evaluated using foreign currency exchange rates that were used to prepare our 2011 annual operating plan.

All of our named executive officers were granted Corporate-level 2011 annual incentive awards. Performance for these awards was determined to be approximately 82% of target after reflecting an approximately 8% discretionary adjustment by the HR Committee. Corporate-level 2011 performance reflected a combination of performance by our Professional division and our Markets division. At the recommendation of management, as Mr. Smith served as CEO of the Professional division for the majority of 2011, the HR Committee used its discretionary authority to adjust Mr. Smith’s award to approximately 109% of target, which considered the Professional division’s performance. In 2011, at the time of his separation from our company, we agreed to pay Mr. Wenig a pro-rated annual incentive award equal to 100% of target.

The following table sets forth information regarding our 2011 target and adjusted performance for each financial metric reflected in our annual incentive awards. These results are not directly comparable to similar financial measures that we disclose in our 2011 annual report.

Performance Metric (in billions of dollars)	Target performance	Adjusted performance
Revenues	$13.6	$13.4
Operating profit before amortization and other adjustments	$2.5	$2.5
Free cash flow	$2.7	$2.3

The following table sets forth the payout amounts to each named executive officer for 2011 annual incentive awards:

Name	Actual payout for 2011 annual incentive awards
Thomas H. Glocer	$2,529,600
Robert D. Daleo	$1,087,673
James C. Smith	$1,356,600
Stephen J. Adler	$519,729
James T. Powell	$367,200
Devin N. Wenig*	$832,192

* Represents a pro-rated amount based on the number of calendar days that Mr. Wenig was employed by our company in 2011.

Long-term Incentive Awards

We provide a long-term incentive award to each of our named executive officers that is equity-based. Each named executive officer’s long-term incentive award has a target that is expressed as a percentage of base salary. In setting target percentages, the HR Committee considers factors such as an executive’s position and responsibilities as well as competitive considerations. The HR Committee may decide to increase or decrease an executive officer’s target from year to year. Targets for our 2011 long-term incentive awards were as follows for each individual:

Name	Target long-term incentive payout as percentage of base salary
Thomas H. Glocer	250%
Robert D. Daleo	200%
James C. Smith	200%
Stephen J. Adler	100%
James T. Powell	100%
Devin N. Wenig	200%

Thomson Reuters Management Proxy Circular

We divide senior executives’ long-term incentive awards between PRSUs and stock options. This blend is intended to create balance in the overall long-term incentive program by ensuring that the program is financially efficient to our company and strongly supportive of important strategic and human resource objectives over the long term. For our most senior executives, including the CEO and our other named executive officers, long-term incentive awards are typically split 50% PRSUs and 50% stock options, though this split can be modified up or down in a particular year for certain executives. Lower level executives receive a greater proportion of PRSUs.

In determining the size of PRSU and stock option grants, the HR Committee initially establishes a total target compensation amount for each named executive officer, along with the percentage of this amount to be reflected through long-term incentive awards. The HR Committee then determines the number of PRSUs and stock options to be granted to each named executive officer. In determining long-term incentive grants, the HR Committee generally does not take into account the amount of previous allocations.

PRSUs

Because the payout for PRSUs is tied to operational results over a long-term period, these awards create a strong “line of sight” between controllable performance and realized compensation, reinforce the importance of achieving specific multi-year financial results and mitigate the impact of stock price volatility on the retention power of the overall program. Costs associated with PRSUs are variable and are incurred only to the extent that the underlying performance goals are achieved. PRSUs thereby ensure a financially efficient outcome to our company by tying expense recognition to the achievement of specific financial goals.

The two financial metrics used for our PRSU awards are adjusted EPS and ROIC.

•
Adjusted EPS – We use adjusted EPS because it is a primary driver of our long-term financial success by measuring growth in profitability on a per share basis. It is also a measure commonly used by shareholders to measure our success. Adjusted EPS reflects earnings attributable to common shareholders on a per share basis excluding the pre-tax impacts of amortization of other identifiable intangible assets. We further adjust these measures for the post-tax impacts of fair value adjustments, other operating gains and losses, certain impairment charges, the results of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification, other net finance costs or income, our share of post-tax earnings in equity method investees, discontinued operations and other items affecting comparability. We also deduct dividends declared on preference shares.

•
ROIC - We use ROIC as one of the measures to assess, over the long term, our ability to create value for our shareholders. Our goal is to increase this return over the long term by using our capital to invest in areas with high returns and realizing operating efficiencies to further enhance our profitability. We express ROIC as a percentage of post-tax adjusted operating profit to average invested capital. Adjusted operating profit excludes certain non-controllable and non-operating items. Invested capital represents our net operating assets that contribute to or arise from our post-tax adjusted operating profits. See Appendix C to our 2011 management’s discussion and analysis for the full calculation.

For 2011 PRSU grants to our named executive officers, we assigned the following weightings to the financial performance goals:

Financial metric	PRSU percentage weighting
Adjusted EPS	50%
ROIC	50%

The number of PRSUs granted to each executive was based on our average share price on the NYSE for the three months prior to January 31, 2011.

Between 0% and 200% of the initial number of PRSUs granted in 2011 will vest in 2014 after the end of the three-year performance period (January 1, 2011 through December 31, 2013), depending on the achievement of the performance goals.

Thomson Reuters Management Proxy Circular

The following table sets forth information about PRSU grants made to our named executive officers in 2011. While PRSU awards are granted in terms of number of units, we have also provided the dollar value of the threshold, target and maximum amounts for each award based on the closing price of our common shares on the NYSE on March 15, 2012, which was $29.13.

Name	PRSUs (#)	Performance period until maturation or payout	Estimated future payouts
			Threshold (#/$)	Target (#/$)	Maximum (#/$)
Thomas H. Glocer*	51,510	2011-2013	12,878	51,510	103,020
			$375,122	$1,500,486	$3,000,973
Robert D. Daleo	26,590	2011-2013	6,648	26,590	53,180
			$193,642	$774,567	$1,549,133
James C. Smith	26,590	2011-2013	6,648	26,590	53,180
			$193,642	$774,567	$1,549,133
Stephen J. Adler	6,120	2011-2013	1,530	6,120	12,240
			$44,569	$178,276	$356,551
James T. Powell	13,320	2011-2013	3,330	13,320	26,640
			$97,003	$388,012	$776,023
Devin N. Wenig*	26,590	2011-2013	6,648	26,590	53,180
			$193,642	$774,567	$1,549,133

*	Messrs. Glocer and Wenig will be eligible to receive these awards as part of their separation agreements. For additional information, please see the “Termination Benefits” section of this circular.

PRSUs also accumulate additional units based on notional equivalents of dividends paid on our common shares. The accumulated dividends are paid on PRSUs that vest when the underlying shares are distributed to executives.

After the end of the year, the HR Committee determines the extent to which our PRSU performance targets were met by comparing our financial results to our performance goals. Our performance for the three year period ended December 31, 2011 was determined to be approximately 83% of the target after reflecting an approximately 7% discretionary adjustment by the HR Committee.

The following table sets forth information regarding our 2011 target and adjusted performance for each financial metric reflected in our long-term incentive awards for the three-year performance period ended December 31, 2011. Adjusted EPS reflects cumulative performance for the three-year period, and ROIC reflects an average of the three-year period. These results are not directly comparable to similar financial measures that we disclose in our 2011 annual report.

Performance Metric	Target performance	Adjusted performance
Adjusted EPS growth	$2.36	$2.27
ROIC performance	9.34%	8.65%

The following table sets forth the number of PRSUs that vested in March 2012 for long-term incentive awards granted to our named executive officers related to the three-year performance period ended December 31, 2011. We subsequently issued a net number of common shares to each named executive officer after withholding applicable taxes.

Name	Number of PRSUs
Thomas H. Glocer	71,455
Robert D. Daleo	36,881
James C. Smith	36,881
Stephen J. Adler	-
James T. Powell	11,068
Devin N. Wenig	36,448

Stock options

All options granted in 2011 vest 25% per year over four years. The exercise prices for options granted were based on the fair market value of our common shares on the NYSE on the grant date. Fair market value is considered to be the closing price of the common shares on the day before the grant. The expiration date for options granted in 2011 is 10 years from the grant date. Options expire at the later of the expiration date or, if that date occurs during a blackout period or other period during which an insider is prohibited from trading in our securities by our insider trading policy, 10 business days after the period ends, subject to certain exceptions. Options do not contain additional performance goals.

Thomson Reuters Management Proxy Circular

In determining the number of stock options to be granted to each named executive officer, the HR Committee initially determines a target economic value for the total award. For options granted in 2011, the HR Committee calculated the grant date fair value based on the average common share price of $37.62 for the three month period prior to January 31, 2011 and a Black-Scholes value of 20.3% of this average share price ($7.64). The HR Committee uses a Black-Scholes value in order to maintain year-to-year consistency in determining the number of stock options to be granted. By using this value, the number of options is determined primarily by our company’s financial performance as opposed to changes in estimated option values.

The following table sets forth information regarding stock options granted to our named executive officers in 2011. We did not grant stock options to Mr. Daleo in 2011 due to his plans to retire from our company at the end of 2012.

Name	Securities under options granted (#)	% of total options granted to employees in 2011	Exercise or base price ($/security)	Market value of securities underlying options on grant date ($/security)	Expiration date
Thomas H. Glocer*	253,600	14.8%	$38.98	$38.98	March 31, 2015
Robert D. Daleo	-	-	-	-	-
James C. Smith	130,900	7.6%	$38.98	$38.98	March 2, 2021
Stephen J. Adler	30,110	1.8%	$38.98	$38.98	March 2, 2021
James T. Powell	65,580	3.8%	$38.98	$38.98	March 2, 2021
Devin N. Wenig*	130,900	7.6%	$38.98	$38.98	August 31, 2012

*
Expiration dates reflected for Messrs. Glocer and Wenig reflect terms as modified by their respective separation agreements. For additional information, please see the “Termination Benefits” section of this circular.

In 2011, none of our named executive officers exercised any of their vested, in-the-money stock options, except for Mr. Daleo who exercised options granted to him in 2003. Mr. Daleo subsequently sold the 7,828 common shares issued to him in connection with the exercise.

TRSUs

In March 2010, we granted Mr. Daleo 21,700 TRSUs as part of his long-term incentive award for the year. We subsequently granted Mr. Daleo an additional 26,000 TRSUs in May 2011. As indicated in the table above, Mr. Daleo did not receive a stock option grant in 2011. All of Mr. Daleo’s TRSUs will vest when he retires on December 31, 2012.

In May 2011, we granted Mr. Smith 155,723 TRSUs as a retention award. 20% of Mr. Smith’s TRSUs will vest on each anniversary of the grant date over a five year period.

Retirement and Other Benefits

Our retirement and other benefits are designed to provide a competitive level of post-retirement income and strong incentive for executives to remain with Thomson Reuters throughout their careers. For more information, please see the “Pension and Other Retirement Benefits” subsection of the “Executive Compensation” section of this circular.

Perquisites and Other Personal Benefits

The HR Committee periodically reviews the perquisites and other personal benefits provided to our executive officers. Over the past few years, we have reduced and eliminated various perquisites and other personal benefits provided to our named executive officers (and other members of senior management) in order to simplify our compensation program, better align with emerging trends and focus on performance-based variable incentives. Only those perquisites which the HR Committee believes provide a significant benefit to our company on a cost-effective basis were retained.

For our named executive officers, perquisites and benefits provided in 2011 included:

•
Executive physicals – this benefit can be provided by our company on a coordinated basis at a reasonable price to our organization and reduces the risk that we will lose an executive to an unforeseen medical or health issue, while minimizing the amount of time an executive needs to spend away from the office;

•	Use of company automobiles – this benefit is currently limited to the CEO, who is entitled to use a car and driver, which allows him to devote additional time to Thomson Reuters business; and

•
Tax and financial planning assistance – this benefit allows our named executive officers to utilize the services of a limited number of professional advisors who are familiar with our compensation structure and benefit programs. Thomson Reuters benefits from being able to minimize the number of advisors with which it works.

Thomson Reuters Management Proxy Circular

Insurance Policies

Mr. Daleo has had an insurance policy with a death benefit of approximately five times the highest annual base salary payable to him during the last five years of employment with our company. All premiums paid prior to the enactment of the Sarbanes-Oxley Act for the non-term life portion of the policies will be repaid to us following the retirement or death of Mr. Daleo. Due to provisions in the Sarbanes-Oxley Act prohibiting certain loans to executive officers, we modified our life insurance arrangements. As a result, we will not recover premiums paid in 2003 and subsequent years. We have agreed to reimburse Mr. Daleo for imputed taxes on his policies.

Our company provides group life insurance to certain of our U.S. employees in the amount of their annual salary up to a maximum of $400,000. Employees may increase this coverage at their expense. All of our named executive officers are eligible for this benefit.

Messrs. Glocer and Wenig previously had life insurance policies when they were employed by Reuters. These policies were cancelled in 2008 following the closing of the Reuters acquisition.

Termination Benefits

In connection with their separations from our company, we agreed to provide Mr. Glocer and Mr. Wenig certain payments and benefits. All of our other named executive officers are eligible to receive certain payments and benefits if their employment is terminated under certain circumstances. We describe these arrangements in the “Termination Benefits” subsection of this circular. The HR Committee believes that potential termination benefits enhance our ability to attract and retain our executive officers. These benefits do not enhance an executive’s income while employed at our company and are independent of direct compensation decisions made annually.

Equity Grant Policy

We have an equity grant policy which sets forth approval requirements for off-cycle awards. Under the policy, the CEO is authorized to approve certain off-cycle awards, depending on the size of the grant and the identity of the particular grantee. Awards that exceed the CEO’s approval authority are submitted to the HR Committee. In addition, under the policy, unless we are in a designated closed period or are in possession of material nonpublic information, off-cycle awards are granted on the last business day of each month.

New hire awards are made on the last business day of the month during which the grantee commenced employment with Thomson Reuters.

Promotion-related awards are made on the last business day of the month during which the grantee’s promotion was made effective by Thomson Reuters. If we are in a designated closed period or otherwise are in possession of material nonpublic information on the date that a grant would typically be made, then the grant is not made until the last business day of the month after the closed period has ended, or when we are no longer in possession of material nonpublic information.

Insider Trading Policy/Hedging Restrictions

Our directors and executive officers are required to obtain pre-clearance prior to trading in Thomson Reuters securities. Directors and executive officers may only trade in securities of our company during designated open periods when they do not possess material nonpublic information. Our open periods begin on the business day after we release quarterly or annual earnings and end on the last business day of the quarter or year. Directors and executive officers report their transactions in our securities through the System for Electronic Disclosure by Insiders (SEDI) in Canada, which can be accessed at www.sedi.ca. Our directors and executive officers are exempt from reporting their transactions with the U.S. Securities and Exchange Commission (SEC) as our company is a foreign private issuer for SEC purposes.

Under our insider trading policy, our directors and executive officers are prohibited from entering into certain types of hedging transactions involving securities of our company, such as short sales, puts and calls.

Thomson Reuters Management Proxy Circular

Performance Graphs

The following graphs compare our cumulative total shareholder return, assuming reinvestment of dividends, of US$100 and C$100 invested in our common shares for the periods presented. Our common shares are listed on the New York Stock Exchange (NYSE) in U.S. dollars and on the Toronto Stock Exchange (TSX) in Canadian dollars under the symbol “TRI”.

Cumulative Value of a US$100 Investment

Cumulative Value of a C$100 Investment

A significant portion of our revenues is generated in U.S. dollars and our financial statements are expressed in U.S. dollars. As such, the appreciation of the Canadian dollar relative to the U.S. dollar can have an adverse effect on the value of our Canadian dollar-denominated common shares. Our common shares are included in the S&P/TSX Composite Index.

Trend: Executive Compensation, Share Price Performance and Certain Metrics

The following table compares the compound annual growth rate (CAGR) of our U.S. dollar-denominated common shares with the S&P 500 composite index, compensation earned by our top five executive officers, and the performance of other company metrics, for the five year period ended December 31, 2011.

5-year compound annual growth rate (CAGR)
Thomson Reuters common shares	-5%
S&P 500 composite index	0%
Compensation earned by our top 5 executive officers	5%
Revenues	16%
Free cash flow	2%

The total compensation earned by our top 5 executive officers represented 0.24% of our 2011 revenues.

Each named executive officer has received a relatively small percentage of overall total compensation as a base salary. As discussed in the “Key Compensation Practices” section of this Compensation Discussion and Analysis, a significant portion of the total compensation for these individuals is variable and tied to performance, and therefore “at risk”. This approach is also intended to align the interests of our named executive officers with those of our shareholders.

Thomson Reuters Management Proxy Circular

2012 Compensation Changes and Decisions

On January 1, 2012, Mr. Smith became the CEO of our company. As CEO, Mr. Smith’s current compensation package includes the following:

•	Base salary of $1,550,000;
•	Annual incentive award target of 200% of his base salary; and
•	Long-term incentive award target of 250% of his base salary.

Also on January 1, 2012, Stephane Bello succeeded Robert D. Daleo and became the CFO of our company. Mr. Daleo currently serves as non-executive Vice Chairman of our company and plans to retire at the end of 2012. Mr. Bello’s compensation package as of April 1, 2012 includes the following:

•	Base salary of $850,000;
•	Annual incentive award target of 125% of his base salary; and
•	Long-term incentive award target of 150% of his base salary.

In determining the number and value of 2012 annual and long-term incentive awards, the HR Committee considered both an executive’s long-term career potential and most recent annual performance. 2012 annual incentive awards are calculated based on both financial performance as well as individual performance (similar to 2011 awards).

Thomson Reuters Management Proxy Circular

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below shows the compensation earned in the last three years by our named executive officers.

Name and principal position	Year	Salary ($)1	Share-based awards ($)2	Option- based awards ($)3	Non-equity incentive plan compensation ($)	Pension value ($)5	All other compensation ($)6	Total compensation ($)
					Annual incentive plans 4
Thomas H. Glocer Former Chief Executive Officer	2011	1,550,000	2,009,920	1,937,504	2,529,600	–	278,532	8,305,556
	2010	1,550,000	2,140,443	1,937,510	3,565,000	–	304,797	9,497,750
	2009	1,550,000	1,787,253	1,937,549	2,976,000	–	262,057	8,512,859
Robert D. Daleo Former Executive Vice President and Chief Financial Officer	2011	1,066,346	2,050,762	–	1,087,673	1,319,000	83,065	5,606,846
	2010	1,000,000	2,210,733	1,000,013	1,437,500	126,000	81,896	5,856,142
	2009	1,000,000	922,498	1,000,032	1,200,000	129,000	104,960	4,356,490
James C. Smith Chief Executive Officer and Former Executive Vice President and Chief Operating Officer	2011	1,000,000	7,106,067	1,000,076	1,356,600	10,000	50,946	10,523,689
	2010	1,000,000	1,661,261	1,000,013	1,437,500	(79,000)	24,984	5,044,758
	2009	1,000,000	922,498	1,000,032	1,200,000	(34,000)	32,194	4,120,724
Stephen J. Adler Editor-in-Chief of Reuters News and Executive Vice President, News	2011	636,923	921,287	230,040	519,729	–	395,272	2,703,251
	2010	433,462	266,886	103,526	295,057	–	316,023	1,414,954
	2009	–	–	–	–	–	–	–
James T. Powell Executive Vice President and Chief Technology Officer	2011	600,000	519,746	501,031	367,200	–	40,994	2,028,971
	2010	600,000	331,467	300,058	517,500	–	138,625	1,887,650
	2009	600,000	276,889	300,010	432,000	–	959,542	2,568,441
Devin N. Wenig Former President and Chief Executive Officer, Markets Division	2011	757,692	1,037,542	1,000,076	–	–	1,140,498	3,935,808
	2010	1,000,000	1,661,261	1,000,013	1,437,500	–	13,079	5,111,853
	2009	1,000,000	922,498	1,000,032	1,200,000	–	19,567	4,142,097

1	In 2011, Mr. Daleo’s base salary was increased from $1,000,000 to $1,100,000. The base salary earned by Mr. Daleo in 2011 reflects the timing of the salary increase.

Mr. Adler joined our company in January 2010. As a result, no compensation information for 2009 has been provided.

Mr. Wenig’s 2011 base salary reflects amounts earned by him through his last day of employment on August 31, 2011. Salary continuation payments to Mr. Wenig for the remainder of 2011 (as part of his separation agreement) are reflected within “All other compensation” in this table.

2
Long-term incentive awards granted in 2011, 2010 and 2009 represent the grant date fair value of PRSUs for the three year performance periods that end on December 31, 2013, 2012 and 2011, respectively, as well as the grant date fair value of TRSUs. Additional information about our long-term incentive awards is provided in the “Compensation Discussion and Analysis” section of this circular.

Thomson Reuters Management Proxy Circular

The following table sets forth the aggregate number and the value of RSUs held by our named executive officers as of December 31, 2011, based on the closing price of our common shares on the NYSE on December 30, 2011. RSU amounts below include additional units received from notional dividend equivalents. In 2011, we granted the following additional units from notional dividend equivalents to our named executive officers: Mr. Glocer – 7,259; Mr. Daleo – 9,730; Mr. Smith – 12,225; Mr. Adler – 1,027; Mr. Powell – 1,582; and Mr. Wenig – 2,950. For additional information about our RSUs, please see the “Compensation Discussion and Analysis” section of this circular.

Name	TRSUs (#)	PRSUs (#)*	Total RSUs (#)*	Value ($)*
Thomas H. Glocer	280,000	203,090	483,090	12,884,010
Robert D. Daleo	60,908	114,792	175,700	4,685,919
James C. Smith	176,361	121,545	297,906	7,945,153
Stephen J. Adler	17,835	14,327	32,162	857,761
James T. Powell	-	36,963	36,963	985,803
Devin N. Wenig	-	120,118	120,118	3,203,547
*	Assumes vesting of PRSUs at the target amount (100%).

3
For options granted on March 2, 2011, we calculated the grant date fair value of $7.64 per option based on the average common share price of $37.62 for the three month period prior to January 31, 2011 and a Black-Scholes value of 20.3% of this average share price. This amount differs from the accounting fair value, which was $8.42 per option. The difference between the two calculations is $0.78 per option. The differences between the accounting fair value and the amounts reported in this table are $197,808 for Mr. Glocer, $204,204 for Messrs. Daleo, Smith and Wenig and $74,638 for Messrs. Powell and Adler. The exercise price for these options is $38.98 per share, which was the closing price of our common shares on the day before the grant date.

For options granted on March 2, 2010, we calculated the grant date fair value of $7.68 per option based on the average common share price of $32.30 for the three month period prior to January 31, 2010 and a Black-Scholes value of 23.8% of this average share price. This amount differs from the accounting fair value, which was $8.92 per option. The difference between the two calculations is $1.24 per option. The differences between the accounting fair value and the amounts reported in this table are $312,827 for Mr. Glocer, $161,460 for Messrs. Daleo, Smith and Wenig and $65,161 for Messrs. Powell and Adler. The exercise price for these options is $35.22 per share, which was the closing price of our common shares on the day before the grant date.

For options granted on March 3, 2009, we calculated the grant date fair value of $5.28 per option based on the average common share price of $25.14 for the three month period prior to January 31, 2009 and a Black-Scholes value of 21% of this average share price. This amount differs from the accounting fair value, which was $6.98 per option. The difference between the two calculations is $1.70 per option. The differences between the accounting fair value and the amounts reported in this table are $623,832 for Mr. Glocer, $321,980 for Messrs. Daleo, Smith and Wenig and $96,594 for Mr. Powell. The exercise price for these options is $23.25 per share, which was the closing price of our common shares on the day before the grant date.

We estimate the grant date value of stock option awards using a lattice-binomial valuation model. For financial statement reporting purposes, we expense the fair value of stock options over the vesting period using the Black-Scholes option pricing model to estimate fair value for each option on the grant date. The principal assumptions used by our company in applying the Black-Scholes option pricing model in 2011, 2010 and 2009 are described in note 24 to our 2011 annual financial statements.

The number of stock options granted to each named executive officer is set forth in the “Compensation Discussion and Analysis” section of this circular as well as the “Incentive Plan Awards” subsection that follows.

4
Annual cash incentive payouts are with respect to performance during 2011, 2010 and 2009. Payouts were made in the first quarter of 2012, 2011 and 2010, respectively, following certification of the achievement of applicable performance goals. Additional information is provided in the “Compensation Discussion and Analysis” section of this circular. Mr. Wenig’s pro-rated 2011 annual incentive award was paid to him in 2011 as part of his separation agreement and is reflected in the “All other compensation” section of the table.

5
Pension value represents the compensatory portion of the change in the accrued pension obligation. Additional information is provided in the “Pension and Other Retirement Benefits” section of this circular. The amount indicated for Mr. Daleo for 2011 reflects the increase in his base salary described in note 1 to this table.

6	All other compensation for 2011 includes:

•	For Mr. Glocer, tax and financial planning advice of $191,366 and the value of personal use of a car and driver of $75,020.
•	For Mr. Daleo, life insurance policy payments of $53,726.
•	For Mr. Smith, tax and financial planning advice of $15,070 and the value of personal use of a corporate aircraft of $26,337.
•	For Mr. Adler, a special hiring-related award of $366,256 and life insurance payments of $3,538.
•	For Mr. Powell, tax and financial planning advice of $13,605.
•	For Mr. Wenig, salary continuation of $296,154, a pro-rated annual cash incentive payout of $832,192 following his separation from our company and life insurance payments of $1,470.

The value of DSU and RSU dividend equivalents credited or paid to named executive officers is not included within “All other compensation” as the right to receive dividends has been factored into the reported grant date fair value of the awards. In circulars prior to 2011, we had included the value of these dividends as additional compensation.

Mr. Glocer did not receive additional compensation for serving on our board of directors.

Thomson Reuters Management Proxy Circular

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth certain information regarding outstanding stock option and RSU awards granted to our named executive officers as of December 31, 2011. The value of unexercised in-the-money options is based on the difference between the closing price of our common shares on the NYSE on December 30, 2011 (the last trading day of the year) and the exercise price of the applicable option. The market or payout value of share-based awards that have not vested is based on the total of TRSUs and the target amount of PRSUs granted for long-term incentive awards, using the closing price of our common shares on the NYSE on December 30, 2011. PRSU awards may or may not pay out, depending on our company’s performance against targets. For more information regarding these awards, please see the “Compensation Discussion and Analysis” section of this circular.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units that have not vested (#)	Market or payout valueof share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Thomas H. Glocer*	253,600	$38.98	03/31/2015	-	483,090	$12,884,010	-
	252,280	$35.22	03/31/2015	-			-
	366,960	$23.25	03/31/2015	$1,255,003			-
	303,210	$37.15	03/31/2015	-			-
Robert D. Daleo	130,210	$35.22	03/02/2020	-	175,700	$4,685,919	-
	189,400	$23.25	03/03/2019	$647,748			-
	156,500	$37.15	05/07/2018	-			-
	130,830	$42.96	02/22/2017	-			-
	125,000	$35.13	12/05/2015	-			-
	115,000	$33.76	12/17/2014	-			-
James C. Smith	130,900	$38.98	03/02/2021	-	297,906	$7,945,153	-
	130,210	$35.22	03/02/2020	-			-
	189,400	$23.25	03/03/2019	$647,748			-
	156,500	$37.15	05/07/2018	-			-
	120,310	$42.96	02/22/2017	-			-
	87,500	$35.13	12/05/2015	-			-
	75,000	$33.76	12/17/2014	-			-
	53,125	$33.49	12/18/2013	-			-
	42,500	$26.06	12/11/2012	$25,925			-
Stephen J. Adler	30,110	$38.98	03/02/2021	-	32,162	$857,761	-
	13,480	$35.22	03/02/2020	-			-
James T. Powell	65,580	$38.98	03/02/2021	-	36,963	$985,803	-
	39,070	$35.22	03/02/2020	-			-
	56,820	$23.25	03/03/2019	$194,324			-
	8,270	$37.15	05/07/2018	-			-
Devin N. Wenig*	130,900	$38.98	08/31/2012	-	120,118	$3,203,547	-
	130,210	$35.22	08/31/2012	-			-
	189,400	$23.25	08/31/2012	$647,748			-
	156,500	$37.15	08/31/2012	-			-

*
Expiration dates reflected for Messrs. Glocer and Wenig reflect terms as modified by their respective separation agreements. For additional information, please see the “Termination Benefits” section of this circular.

Thomson Reuters Management Proxy Circular

The closing price of our common shares on December 30, 2011 (the last trading day of the year) on the NYSE was $26.67. During 2011, the high and low market prices for our common shares on the NYSE were $42.15 and $25.28, respectively.

Incentive Plan Awards – Value Vested or Earned in 2011

The following table sets forth information regarding incentive plan awards that vested or were earned in 2011. The value of share-based awards reflects the vesting of certain RSUs, including PRSUs for the performance period of January 1, 2009 through December 31, 2011 and TRSUs. The dollar value of these units reflects the number of units vested/earned multiplied by the closing price of our common shares on the NYSE on the vesting date. Non-equity incentive plan compensation reflects the value of annual cash incentive awards earned for 2011. For more information regarding these awards, please see the “Compensation Discussion and Analysis” section of this circular.

Name	Option-based award – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Thomas H. Glocer	1,875,308	7,566,248	2,529,600
Robert D. Daleo	967,908	10,445,364	1,087,673
James C. Smith	967,908	6,075,642	1,356,600
Stephen J. Adler	12,806	–	519,729
James T. Powell	268,619	658,716	367,200
Devin N. Wenig	967,908	6,622,559	832,192

Equity Compensation Plan Information

The following table provides information as of December 31, 2011 regarding our common shares that may be issued under our stock incentive plan. For more information about our stock incentive plan and other plans under which we may issue common shares, please see the “Description of Equity Compensation and Other Plans” section below and Appendix A to this circular.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:
C$-denominated stock options	99,500	C$41.55	–
US$-denominated stock options	10,471,844	US$34.30	–
US$-denominated TRSUs	1,712,789	N/A 1	–
US$-denominated PRSUs	5,163,873	N/A 1	–
Total	17,448,006	–	19,292,115
Equity compensation plans not approved by security holders	–	–	–
Total	17,448,006	–	19,292,115

1	Unlike stock options, RSUs do not have an applicable exercise price.

Thomson Reuters Management Proxy Circular

Description of Equity Compensation and Other Plans

We are authorized to issue common shares under the following plans:

•	Stock incentive plan;

•	Deferred compensation plan; and

•	Employee stock purchase plans.

We also maintain a U.S. employees’ 401(k) retirement savings plan and a share plan for our non-employee directors but any shares needed to satisfy our obligations under those plans are purchased in the open market, so there is no dilutive effect. We also grant cash-based awards under our phantom stock plan.

Copies of our plans are available to any shareholder upon request by writing to: Thomson Reuters, Attention: Associate General Counsel, Corporate & Securities, 3 Times Square, New York, New York 10036, United States.

The tables set forth in Appendix A to this circular provide information regarding the key features of our plans. Our deferred share unit plan for directors is described in the “About Our Directors - Director Compensation” section of this circular.

Pension and Other Retirement Benefits

The following describes pension and other retirement benefits provided to our named executive officers.

Pension Plan

•
Thomson Reuters defined benefit pension plans in the U.S. have been closed to new participants since 2006. Accordingly, Messrs. Glocer and Wenig did not participate in these plans and Messrs. Adler and Powell currently do not participate in these plans. Through the end of the first quarter of 2008, Mr. Glocer participated in a Reuters supplemental executive retirement plan (SERP) that was a non-qualified defined contribution plan. Under that plan, Mr. Glocer received an annual contribution of 25% of his base salary. Mr. Wenig also participated in a Reuters SERP through the end of the first quarter of 2008 and received annual contributions of 6% of his base salary above $230,000 (the maximum compensation limit of the Reuters qualified 401(k) retirement savings plan).

•
The pension plan in which Messrs. Daleo and Smith participate is a defined benefit plan funded by one of our wholly owned U.S. subsidiaries that is qualified under U.S. federal income tax laws. Benefits under our U.S. qualified pension plan are subject to a maximum annual benefit based on eligible compensation limits set forth by the U.S. Internal Revenue Service. In 2011, the eligible compensation limit was $245,000 and the maximum annual benefit limit under the pension plan was $195,000.

Retirement Plus Plans

•
We provide a supplemental benefit to Messrs. Daleo and Smith through a “retirement plus” plan which is an unfunded, non-qualified defined benefit plan. Messrs. Daleo and Smith each receive allocations with respect to compensation above the eligible compensation limits imposed by the U.S. Internal Revenue Service (IRS) and subject to a maximum eligible “retirement plus” plan compensation limit of $300,000. In 2011, the IRS compensation limit was $245,000. As a result, Messrs. Daleo and Smith each received allocations of $55,000 in 2011 under this plan. Amounts under this plan are paid from our general assets.

•
We provide a supplemental benefit to Messrs. Powell and Adler though a separate “retirement plus” plan which is an unfunded, non-qualified defined contribution plan. Messrs. Powell and Adler each receive a 4% allocation of their respective base salaries over the IRS eligible compensation limit. There is no maximum annual “retirement plus” plan compensation limit for this plan. Amounts under this plan are also paid from our general assets.

SERPs. The Thomson Reuters SERPs are also unfunded, non-qualified defined benefit pension plans under which benefits are paid from our general assets. SERP benefits supplement amounts received by Messrs. Daleo and Smith under our other defined benefit plans (i.e., the pension plan and their retirement plus plan) and our defined contribution plans, which are funded by company contributions and earnings attributable to such contributions. Messrs. Daleo and Smith are currently vested in their SERP benefits (other than, in the case of Mr. Smith, in the event of his voluntary resignation).

The combined annual benefit for Messrs. Daleo and Smith is a pension equal to a percentage of final base salary, following vesting and commencing upon retirement or termination of employment. This percentage of final base salary is 60% for Messrs. Daleo and Smith. Prior to January 1, 2012, the percentage for Mr. Smith was 50%. For Mr. Smith, the benefit amount will be reduced by 5% for each year by which retirement precedes age 62. In certain circumstances, each of Messrs. Daleo and Smith will be entitled to a pension upon disability. The annual benefit is payable for life, with a spousal survivor pension of 50% of the officer’s pension. Annual benefit amounts are not subject to reductions for social security benefits.

Thomson Reuters Management Proxy Circular

Defined Benefit Plans Table

The following table sets forth defined benefit plan information related to our named executive officers.

	Number of years credited	Annual benefits payable ($)1,2		Opening present value of defined benefit	Compensatory	Non-Compensatory	Closing present value of defined benefit
Name	service (#)	At year end	At age 65	obligation ($) 3	change ($)4	change ($)5	obligation ($)6
Thomas H. Glocer	–	–	–	–	–	–	–
Robert D. Daleo	18.00	660,000	660,000	10,811,000	1,319,000	895,000	13,025,000
James C. Smith	29.25	500,000	500,000	4,177,000	10,000	1,069,000	5,256,000
Stephen J. Adler	–	–	–	–	–	–	–
James T. Powell	–	–	–	–	–	–	–
Devin N. Wenig	–	–	–	–	–	–	–

1
Annual benefits payable at year-end and at age 65 represent the estimated pension earned for all service to date, and based on total service projected to age 65, respectively. Benefits are calculated based on actual pensionable earnings as of December 31, 2011 and on the terms of retirement agreements effective as of that date. Benefits payable at year-end do not include any reduction that may apply if a named executive officer retires prior to his or her normal retirement date.

2
Annual benefits at age 65 for SERP participants are the same at year-end since the benefit under the SERP plan is not service-related. The amount of benefits reported at year-end for Mr. Smith assumes he will remain with Thomson Reuters until age 55 and that otherwise only the pension plan and defined benefit retirement plus plan benefits in the amount of $112,000 would be payable.

3
The accrued obligation represents the value of the projected pension benefit from the pension plan, retirement plus plan and the SERPs, earned for all service through December 31, 2010 (the measurement date for 2010 year-end disclosure). The key assumptions include a discount rate of 5.45% and a rate of compensation increase of 3.5%.

4	Compensatory changes include service cost (with interest to the end of the year) plus plan changes and differences between actual and estimated earnings.

5	The non-compensatory change includes the interest cost on the accrued obligation plus change in discount rate from 5.45% to 4.55%.

6
The accrued obligation represents the value of the projected pension benefit from the pension plan, retirement plus plan and the SERPs, earned for all service through December 31, 2011 (the measurement date for 2011 year-end disclosure). The key assumptions for the SERP include a discount rate of 4.55% and a rate of compensation increase of 3.50%.

Termination Benefits

Payments upon Termination

Thomas H. Glocer and Devin N. Wenig

Mr. Glocer and Mr. Wenig are entitled to receive certain payments and benefits in connection with their respective separations from our company. These payments and benefits are in accordance with terms set forth in their employment agreements. Mr. Glocer’s last day as our CEO was December 31, 2011 and he has been working with our company since that time in a non-executive capacity as part of the transition of responsibilities. During this time, we have been paying Mr. Glocer the same base salary as was in effect when he was serving as our CEO. Mr. Glocer’s last day of employment with our company will be March 31, 2012. Mr. Wenig’s last day of employment with our company was August 31, 2011.

The following table quantifies incremental payments made or to which Mr. Glocer and Mr. Wenig are entitled based on values as of March 1, 2012. The price per share of our common shares on the NYSE on that date was $28.90.

Type of Payment or Benefit	Thomas H. Glocer	Devin N. Wenig
Severance	$3,100,000	$2,000,000
Annual cash incentive	1,550,000	-
Stock options	1,036,662	535,055
Time-based RSUs	8,092,000	-
Long-term incentive/PRSUs	5,906,582	3,471,410
Benefits	60,000	60,000
Other	175,000	10,000
Total	$19,920,244	$6,076,465

Thomson Reuters Management Proxy Circular

•	Severance – Mr. Glocer and Mr. Wenig are entitled to receive 24 months base salary as severance.

•
Annual cash incentive – The amount reflected in the table above for Mr. Glocer includes 50% of his target 2012 annual incentive award which he will receive by May 31, 2012. Mr. Glocer’s 2011 annual cash incentive award is not included in the table above as he was CEO for all of 2011 and he was entitled to a full-year payment under award terms and conditions. Mr. Wenig’s 2011 annual incentive award is also not included in the table above, as pursuant to award terms and conditions, he was entitled to receive a pro-rated payment reflecting the number of days that he was employed by our company in 2011.

•
Stock options - All unvested stock options previously granted to Mr. Glocer and Mr. Wenig are fully vested and exercisable on their termination dates. Following their termination dates, Mr. Glocer has up to three years and Mr. Wenig has up to one year to exercise outstanding options. The amount reflected in the table above represents the in-the-money value of unvested stock options that vest on termination based on the closing price of our common shares on the NYSE on March 1, 2012. Mr. Glocer’s value reflects unvested options as if his termination date was on March 1, 2012. Mr. Wenig’s value reflects unvested options as of his termination date of August 31, 2011.

•
Time-based RSUs – All unvested TRSUs granted to each of them vest in full. The amounts reflected in the table above represent the value of these TRSUs using the closing price of our common shares on the NYSE on March 1, 2012.

•
Long-term incentive/PRSUs - The amount reflected in the table above for Mr. Glocer includes unvested PRSUs previously granted to him in 2010 and 2011 as long-term incentive awards for the three-year performance periods ending December 31, 2012 and 2013, respectively. Mr. Glocer’s long-term incentive award for the three-year performance period ended December 31, 2011 is not included in the table above as he was CEO for all of 2011 and remained employed on the vesting date. The amount reflected in the table above for Mr. Wenig includes unvested PRSUs previously granted to him in 2009, 2010 and 2011 as long-term incentive awards for the three-year performance periods ended December 31, 2011 and ending December 31, 2012 and 2013, respectively. For Messrs. Glocer and Wenig, PRSUs for the performance periods ending December 31, 2012 and 2013 will vest in accordance with plan terms and common shares will be issued to each of them as though they had been employed through each of the issuance dates. The amounts reflected in the table above represent the value of these PRSUs using the closing price of our common shares on the NYSE on March 1, 2012.

•
Benefits – Mr. Glocer and Mr. Wenig would be entitled to continued participation in group medical and dental insurance plans during the severance period so long as either of them remained unemployed during the severance period (or employed without similar benefits).

•
Other – Messrs. Glocer and Wenig will be reimbursed for reasonably incurred legal fees in connection with the review and negotiation of their separation agreements. We also agreed to reimburse Mr. Glocer for tax services in connection with his former UK residence and certain other legal fees. In the table above, we have estimated the reimbursement amount to Mr. Glocer of these additional services and fees.

Neither Mr. Glocer nor Mr. Wenig is entitled to pension benefits from our company, but each of them have accrued and earned benefits under their former Reuters SERPs. The estimated value of these benefits as of March 1, 2012 was $3,331,256 for Mr. Glocer and $363,387 for Mr. Wenig.

Mr. Glocer and Mr. Wenig each agreed to a non-compete, confidentiality and non-disparagement undertaking as part of their separation agreements. The non-compete undertakings are each for a two year period. Mr. Wenig also agreed to a one year non-solicitation undertaking. Mr. Glocer and Mr. Wenig each also provided a release and waiver of employment and other claims in favor of our company.

Any amounts payable to Mr. Glocer and Mr. Wenig that are not exempt from Section 409A of the U.S. Internal Revenue Code of 1986, as amended, are subject to a required six-month delay in payment after termination of service since each of them is considered a "specified employee" for purposes of Section 409A at the time of termination of service. Amounts that otherwise would have been paid to them during this six-month delay will be paid in a lump sum at the end of the delay period. As a result of uncertainties concerning the application of Section 409A related to deferred compensation plan (DCP) payouts to be received by Mr. Glocer under agreements and arrangements with us, we also agreed to indemnify Mr. Glocer for any additional taxes imposed on him under Section 409A related to DCP payouts. The purpose of the indemnity is to put Mr. Glocer in the same economic position that he would have been in had no additional tax under Section 409A been imposed with respect to the DCP payouts. Messrs. Glocer and Wenig would also receive a gross-up for any U.S. federal excise tax that might be due in connection with their separations.

Robert D. Daleo

Robert D. Daleo served as our CFO until December 31, 2011 and plans to retire from our company on December 31, 2012. In connection with his retirement, Mr. Daleo will be entitled to pension and other retirement benefits described earlier in this circular (which includes a SERP). Mr. Daleo’s TRSUs will vest on his retirement date and he will receive a payout for his PRSUs in accordance with award terms and conditions. He will also be entitled to exercise vested stock options for a period of time after his last day of employment.

Thomson Reuters Management Proxy Circular

Potential Payments upon Termination

Each of our named executive officers (other than Messrs. Glocer, Daleo and Wenig whose actual arrangements are described above) may be eligible to receive certain incremental payments and benefits upon termination of employment under various circumstances. The table below includes the value of incremental compensation that would be available to Messrs. Smith, Adler and Powell upon the specified events. Payments and benefits contemplated by plan or award terms and conditions are not reflected in the table.

The amounts in the table assume that:

•	The officer left our company on December 31, 2011; and

•	The price per share of our common shares on the NYSE on that date was $26.67 (which reflects the closing price on December 30, 2011, which was the last trading day of the year).

For severance payments, aggregate amounts in the table reflect the applicable period of time of salary continuation. We typically pay severance in the United States in accordance with our standard payroll practices, as opposed to in a lump sum.

For annual cash incentive awards, pursuant to plan terms and conditions, each of Messrs. Smith, Adler and Powell would be entitled to a full-year payment if his employment ended due to involuntary termination without cause, death, disability or a change of control. If one of these triggering events occurred more than halfway through the year, he would ordinarily be entitled to receive a pro-rated payment based on the number of days worked in the year. This type of payment would typically be made at an assumed target rate, and the payment would occur prior to year-end. Annual cash incentive payments are otherwise made following completion of the financial year, after measuring our company’s actual performance against predetermined goals. Messrs. Smith, Adler and Powell would not receive an annual cash incentive award if their employment ended due to involuntary termination for cause or voluntary termination/resignation.

For stock options, the table reflects the value of unvested options that would vest upon involuntary termination without cause based on the in-the-money value of the options and the assumed share price. Pursuant to award terms and conditions, unvested options would vest if employment ended due to death, disability or a change of control. Options would be forfeited if employment ended due to involuntary termination for cause or voluntary termination/resignation.

For TRSUs, pursuant to award terms and conditions, Messrs. Smith, Adler and Powell would have accelerated vesting of their units if employment ended due to death, disability or a change of control and units would be forfeited for other applicable triggering events.

For long-term incentive awards (PRSUs), pursuant to award terms and conditions, if Messrs. Smith, Adler or Powell’s employment ended due to death, disability or a change of control, then shares underlying vested PRSUs would be issued for each applicable three-year performance period. The number of PRSUs that would vest would be in proportion to the number of days of active service as an employee (measured in calendar days) during the applicable three year performance period. For termination events other than death, disability or a change of control, under award terms and conditions, PRSUs would be forfeited other than if either of Messrs. Smith, Adler or Powell had completed at least two and a half years of a three year performance period. In such instance, the number of his PRSUs which is in proportion to the executive’s active service as an employee (measured in calendar days) during the performance period would become fully vested on the vesting date. Any PRSUs that vest would be adjusted to reflect Thomson Reuters performance relative to the performance goals.

For pensions, Mr. Smith would not be entitled to incremental payments or benefits in connection with a termination of employment. Information regarding Mr. Smith’s pension benefits is included in the “Defined Benefits Plans Table” earlier in this circular as well as in note 1 to the following table. As noted in the “Pension and Other Retirement Benefits” section of this circular, Messrs. Powell and Adler do not participate in our defined benefit pension plans in the U.S. which have been closed to new participants since 2006.

For benefits, amounts reflect the estimated amount for executive physicals, tax, financial planning and outplacement assistance and the continuation of generally available health and welfare benefits during the applicable severance period.

None of Messrs. Smith, Adler or Powell is currently eligible for early retirement. As such, retirement is not presented in the table as a termination event.

Messrs. Smith, Adler and Powell do not have a right to receive a gross-up for any U.S. federal excise tax that might be due upon termination.

Amounts actually received should any of the officers cease to be employed will vary based on factors such as the timing during the year of any such event, our share price, the executive’s age, the circumstances of termination and any changes to our benefit arrangements and policies. Additional information about our severance guidelines as they relate to Messrs. Smith, Adler and Powell is set forth in the “Severance Benefits” section below.

Thomson Reuters Management Proxy Circular

	Involuntary termination without cause	Involuntary termination for cause	Voluntary termination or resignation	Death or Disability	Change of control
James C. Smith
Severance	$2,000,000	-	-	-	2,000,000
Stock options	323,874	-	-	-	-
Pension 1	-	-	-	-	-
Benefits	60,000	-	-	60,000	-
Total	$2,383,874	-	-	60,000	2,000,000
Stephen J. Adler
Severance	$1,300,000	-	-	-	1,300,000
Stock options	-	-	-	-	-
Pension	-	-	-	-	-
Benefits	60,000	-	-	60,000	-
Total	$1,360,000	-	-	60,000	1,300,000
James T. Powell
Severance	$1,200,000	-	-	-	1,200,000
Stock options	97,162	-	-	-	-
Pension	-	-	-	-	-
Benefits	60,000	-	-	60,000	-
Total	$1,357,162	-	-	60,000	1,200,000

1
The estimated amount of accrued pension benefits payable to Mr. Smith upon termination of employment would be $4,757,060 for involuntary termination without cause, disability or a change of control; $636,060 for involuntary termination for cause; $821,060 for voluntary termination or resignation; and $2,393,683 in the event of death.

Thomson Reuters Management Proxy Circular

Severance Benefits

We believe that our severance benefits are competitive with those provided to executive officers at comparable global companies. The key provisions of our severance guidelines as they relate to Messrs. Smith, Adler and Powell are summarized in the table below.

Description
Termination event triggering severance cash benefits and benefits continuation	Involuntary termination without “Cause”
Severance cash benefit	24 months’ base salary
Health and welfare benefits continuation	Continued participation in health and welfare plans over the same time period for which severance is payable
Pension benefits	Accrued and earned benefits under applicable plan rules
Pro-rated annual incentive awards	Annual incentive award would be pro-rated through the effective date of termination if the termination occurs on or after July 1
Treatment of share-based awards
All unvested options granted would immediately vest and become exercisable. Each of them would have 12 months following the effective date of termination to exercise their options.

All unvested PRSUs granted would be forfeited unless termination occurred after he had completed at least two and a half years of the three year performance period, in which case, the number of his PRSUs which was in proportion to his active service as an employee (measured in calendar days) during the performance period would become fully vested on the vesting date (as adjusted to reflect Thomson Reuters performance relative to the performance goals).

TRSUs would be forfeited.

Restrictive covenants	• Non-solicitation • Non-competition • Confidentiality and non-disparagement

Each individual would be expected to provide a release and waiver of employment and other claims in favor of our company in connection with receiving severance benefits.

Thomson Reuters Management Proxy Circular

INDEBTEDNESS OF OFFICERS, DIRECTORS AND EMPLOYEES

As of March 15, 2012, none of our current or former executive officers or directors were indebted to our company or any of our subsidiaries. The following table sets forth certain indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) of the current and former officers, directors and employees of our company and our subsidiaries as of March 15, 2012. A majority of the indebtedness reflected in the table below is owed by current employees to one of our subsidiaries in connection with a business unit-level compensation arrangement.

	Aggregate Indebtedness
Purpose	To Thomson Reuters or its subsidiaries	To another entity
Share purchases	–	–
Other	$2,915,781	–

DIRECTORS’ AND OFFICERS’ INDEMNIFICATION AND INSURANCE

We provide indemnification to our directors to the extent permitted by applicable laws and regulations.

Under the Business Corporations Act (Ontario) (OBCA), our company may indemnify a present or former director or officer or another individual who acts or acted at our company’s request as a director or officer or an individual acting in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of that association with our company or other entity, if the individual acted honestly and in good faith with a view to the best interests of our company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our company’s request, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that his or her conduct was lawful.

Pursuant to our organizational documents, we are required to indemnify the individuals referred to above and the heirs and legal representatives of such individuals to the extent permitted by the OBCA.

We maintain, at our expense, a directors’ and officers’ liability insurance policy that provides protection for our directors and officers against liability incurred by them in their capacities as such. This policy provides for a limit of up to $100 million for each claim and $100 million in the aggregate and there is no deductible for this coverage. The insurance applies in circumstances where we may not indemnify our directors and officers for their acts or omissions. Annual premiums paid by our company relating to directors’ and officers’ liability insurance are currently approximately $1.8 million.

ADDITIONAL INFORMATION

Non-IFRS Financial Measures

Certain financial measures discussed in this circular, such as revenues before currency, underlying operating profit margin, operating profit before amortization and other adjustments, free cash flow, adjusted EBITDA, adjusted earnings per share (EPS) and return on invested capital (ROIC), are non-International Financial Reporting Standards (IFRS) financial measures. In the “Compensation Discussion and Analysis” section of this circular, we explain why we use certain non-IFRS measures as part of our annual and long-term incentive awards. For reconciliations to the most directly comparable IFRS measure, please see the MD&A section of our 2011 annual report. Operating profit before amortization and other adjustments and free cash flow, as discussed in this circular and as used for incentive compensation purposes only, are based on underlying operating profit and free cash flow as disclosed and reconciled in our 2011 annual MD&A. Adjusted EBITDA, underlying operating profit margin and adjusted EPS as disclosed in this circular exclude the impact of the company's $3.0 billion non-cash goodwill impairment charge as we believe removing this charge will assist investors in assessing our underlying operations. Non-IFRS financial measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

Communication with the Board

Shareholders and other interested parties may contact the board or its non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them c/o Secretary to the Thomson Reuters Board, 65 Queen Street West, Suite 2400, Toronto, Ontario M5H 2M8, Canada.

Thomson Reuters Management Proxy Circular

2012 Annual Meeting - Questions from Shareholders

At the annual meeting, shareholders in attendance in Toronto will be provided with an opportunity to ask questions to our board, CEO and CFO. If you are a shareholder who is viewing the meeting by webcast or is unable to attend this year’s meeting in person but have a question, you may e-mail your question to investor.relations@thomsonreuters.com or mail your question to the Secretary to the Board at the address noted above in the “Communication with the Board” section. While we will seek to respond to as many shareholder questions as possible at the meeting, we cannot assure you that all questions will be able to be addressed at the meeting. If we are unable to address your question at the meeting, we will separately provide a response to you.

Where to Find Corporate Governance and Continuous Disclosure Documents

Our Code of Business Conduct and Ethics, corporate governance guidelines and committee charters are available in print free of charge to any shareholder who requests a copy in writing to: Thomson Reuters, Attention: Investor Relations Department, 3 Times Square, New York, New York 10036, United States or by an e-mail request sent to investor.relations@thomsonreuters.com. These documents are also available on our website.

Financial information about our company is provided in our consolidated financial statements and MD&A. You can obtain copies of these financial statements and MD&A by contacting our Investor Relations Department by mail or e-mail as indicated in the paragraph immediately above. You can also find these financial statements and MD&A on our website, www.thomsonreuters.com. Additional information regarding our Audit Committee that is required to be disclosed pursuant to Canadian Securities Administrators Multilateral Instrument Form 52-110F1 is included in our 2011 annual report.

You may access other information about our company, including our continuous disclosure materials, reports, statements and other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC through EDGAR at www.sec.gov.

Under NYSE listing standards, we are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards. There is only one significant difference between our corporate governance practices and those required of domestic companies under NYSE listing standards. NYSE listing standards require shareholder approval of all “equity compensation plans” and material revisions to these types of plans (with limited exceptions). TSX rules require shareholder approval of security based compensation arrangements only for plans which involve newly issued shares or specified amendments to the plans. Similar to a number of other Canadian issuers, our company follows the TSX rules.

Additional Director Disclosure

Since 1992, Mr. Olisa has been chairman of two boutique merchant banks that provide advisory services to technology companies, some of which are or have been early stage. Mr. Olisa serves on the board of directors of a number of these companies. He was previously a director of Datapoint Newco 1 Limited and Axellis Limited which were dissolved after liquidation proceedings in the U.K. in 2004 and 2012, respectively.

Share Repurchases

In 2011, we filed a notice of intention to make a normal course issuer bid to enable us to purchase up to 15,000,000 common shares. The notice provides that we may purchase these shares between May 13, 2011 and May 12, 2012 at prevailing market prices in amounts and at times to be determined by our company. We may make purchases through the TSX or the NYSE. Common shares that we purchase under the bid are cancelled. In 2011, we repurchased 10,755,900 common shares at an average price per share of $30.27. A copy of the notice of intention is available at www.sedar.com and www.sec.gov and may also be obtained without charge from our Investor Relations Department at the address listed above.

DIRECTORS’ APPROVAL

The board of directors of Thomson Reuters Corporation has approved the contents of this circular and the mailing of the circular to our shareholders.

David W. Binet

Secretary to the Board
March 26, 2012

Thomson Reuters Management Proxy Circular

APPENDIX A

Stock Incentive Plan
Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Directors who are not employees or officers of our company are not eligible to participate in the plan.
Purpose
Provide an additional incentive to participants, encourage stock ownership by them and thereby increase their proprietary interest in our company’s success and their desire to remain with Thomson Reuters.

Maximum number of shares issuable	50,000,000 shares
Shares issued as of December 31, 2011	13,014,047 shares, representing approximately 1.57% of our total issued and outstanding shares
Shares available for issue as of December 31, 2011	36,985,953 shares
Stock options and RSUs granted in 2011	Options granted in 2011 represented approximately 0.23% of our total issued and outstanding shares, and RSUs granted in 2011 represented approximately 0.31% of our total issued and outstanding shares.
Total stock options and RSUs outstanding as of December 31, 2011
Total options outstanding as of year-end represented approximately 0.60% of our total issued and outstanding shares, and total RSUs outstanding as of year-end represented approximately 0.80% of our total issued and outstanding shares.

Other limits	●
The maximum number of shares that may be issued under the stock incentive plan is 50,000,000 (provided that not more than 5,000,000 shares may be issued under grants other than stock options, stock appreciation rights (SARs) or RSUs). Shares may consist, in whole or in part, of common shares issued from treasury or purchased on the open market or any combination thereof.

●
The maximum number of shares that may be issued under plan awards held by any one person under the plan must not exceed 5% of our outstanding common shares determined on a non-diluted basis. The maximum number of shares for which plan awards may be granted and which may be otherwise awarded under the plan to any individual during any one-year period is 2,500,000.

●
The maximum number of shares which may be issued under plan awards held by a participant granted under the plan and under any other share compensation arrangement of Thomson Reuters (i) to all “insiders” may not exceed 10% of the aggregate number of our outstanding common shares as determined on a non-diluted basis, and (ii) to all “insiders” and such insiders’ “associates” during any one-year period may not exceed 5% of the aggregate number of our outstanding common shares as determined on a non-diluted basis.

●
The maximum number of shares that may be issued through incentive stock options (ISOs) under the plan is 5,000,000. Shares subject to awards which are cancelled, expired, forfeited or terminated without having been exercised are available for new awards under the stock incentive plan.

Types of awards that may be issued	Non-qualified stock options, ISOs, SARs and awards of RSUs. Through March 15, 2012, we have only issued non-qualified stock options and RSUs under this plan.
Maximum option term	10-year expiration date from the date of grant.
Exercise price of options	Equal to the closing price of our shares on the trading day immediately preceding the date of the grant.
Vesting and exercise of options	Stock options must be vested before they can be exercised. Options vest 25% each year over a four year period.
Expiration of options
Options, SARs and RSUs cease to be exercisable according to the terms of the applicable award agreement, or as may be determined by the HR Committee, in the event that a participant ceases to be an employee or officer of Thomson Reuters. Options, RSUs and PRSUs granted in 2011 are subject to early expiration or vesting in certain circumstances, including death, disability, retirement and termination.

Thomson Reuters Management Proxy Circular

Stock Incentive Plan (cont’d)
Plan amendments and changes	The board and/or the HR Committee may make any amendments to the plan or any outstanding award without seeking shareholder approval, except for an amendment which:
●
increases the maximum number of shares that can be issued under the plan, including an increase to a fixed number of such shares or a change from a fixed number of such shares to a fixed maximum percentage;

	●	increases the maximum number of shares which may be issued under the awards held by a participant;
●
reduces the exercise price of an award (including a cancellation and re-grant of an award, constituting a reduction of the exercise price of such award), except in connection with maintaining the value of an award in connection with a change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

	●	extends the term of an award beyond its original expiry date, except where the expiry date would have occurred in a blackout period;
●
changes the provisions relating to the transferability of an award, other than for a transfer by will or the laws of descent and distribution, a transfer by a grantee to an entity which is controlled by the grantee or a transfer to a former spouse or domestic partner in connection with a legal obligation or settlement;

●
changes the provisions relating to adjustments in the number or kind of shares or securities reserved for issuance or subject to outstanding awards or the exercise price, in the event of any change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

	●	extends eligibility to participate in the stock incentive plan to a director who is not an employee or officer of our company;
	●	changes the rights attaching to our common shares; or
	●	is required to be approved by shareholders under applicable laws, regulations or stock exchange rules.
Subject to certain exceptions, no such amendment may materially and adversely affect the rights of any participant in relation to any outstanding award granted under the plan without the consent of the affected participant.

Exercise process	Cashless exercises permitted, as well as cash payments.
Transfers and assignments
Not possible other than by will or the laws of descent and distribution, a transfer by a participant to an entity which is controlled by a participant or a transfer to a former spouse or domestic partner of a participant in connection with a legal obligation or settlement. The HR Committee may also determine at the time of grant or thereafter that an award (other than an ISO) is transferable, to the extent permitted by applicable law, in whole or in part and in such circumstances and under such conditions as specified by the HR Committee.

Thomson Reuters Management Proxy Circular

Phantom Stock Plan
Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Non-employee directors are not eligible to participate in the plan.
Purpose	If tax or securities regulations make it impracticable or inefficient to make grants under the stock incentive plan, we may allocate units under this plan to executive officers and senior employees.
Maximum number of shares issuable	Not applicable, since all awards are cash-based.
Issued as of December 31, 2011	Not applicable, since all awards are cash-based.
Available for issue as of December 31, 2011	Not applicable, since all awards are cash-based.
Types of awards that may be issued	SARs and other cash-based awards.
Maximum SAR term	10-year expiration date from the date of grant.
Exercise price of SARs	Equal to the closing price of our shares on the trading day immediately preceding the date of the grant.
Vesting and exercise of SARs	SARs must be vested before they can be exercised. SARs vest 25% each year over a four year period.
Expiration of SARs	Identical to the provisions of the stock incentive plan described above.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Exercise process	Election made to Corporate Human Resources Department; no payments due upon exercise.
Transfers and assignments	Identical to the provisions of the stock incentive plan described above.

Deferred Compensation Plan
Eligibility	Limited number of key executives in the United States.
Purpose	Provide specified benefits to a select group of senior management who contribute materially to the continued growth, development and future business success of Thomson Reuters.
Maximum number of shares issuable	7,000,000
Shares issued as of December 31, 2011	741,252 shares, representing approximately 0.09% of our total issued and outstanding shares.
Shares available for issue as of December 31, 2011	6,258,748 shares
Types of equity-based awards that may be issued	Deferred share units (DSUs)
Types of deferrals	Annual base salary as well as annual/long-term incentive awards.
Election process	Irrevocable elections to participate in the plan are made before the beginning of the year.
Value of DSUs
Deferred cash can be converted into DSUs based on the closing price of our common shares on the day before the deferral or conversion. If a participant elects to hold DSUs, we credit his or her plan account with a 10% DSU match, which matching units generally vest over a period of four years. DSUs accumulate notional equivalents of dividends paid on our common shares.

Plan amendments and changes
Substantially similar to the provisions of the stock incentive plan described above. In 2011, we made administrative amendments to the deferred compensation plan for tax-related considerations. These amendments did not require shareholder approval.

Vesting process	Participants are automatically vested in their DSUs. Matching DSUs vest as described above.
Transfers and assignments	Substantially similar to the provisions of the stock incentive plan described above.

Thomson Reuters Management Proxy Circular

Employee Stock Purchase Plans
Eligibility	Designated employees in the United States, United Kingdom, Canada and other countries.
Purpose	Provide eligible employees with an opportunity to purchase shares and to further align their interests with those of our shareholders.
Maximum number of shares issuable	14,000,000 shares (comprised of 8,000,000 for U.S. employee stock purchase plan and 6,000,000 for global employee stock purchase plan).
Shares issued as of December 31, 2011	6,095,786 shares, representing approximately 0.74% of our total issued and outstanding shares.
Shares available for issue as of December 31, 2011	7,904,313 shares
Types of equity-based awards that may be issued	Common shares
ESPP – key terms	● The ESPP is voluntary. Eligible employees contribute to the ESPP through payroll deductions by designating from 1% to 10% of eligible compensation to be withheld.
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On the last business day of each calendar quarter, we use accumulated payroll deductions to buy common shares for participants. The price paid for shares is 85% of the closing price (i.e., a 15% discount) of our common shares on the NYSE on the last trading day of the quarter. Non-U.S. participants purchase shares in the local foreign currency equivalent of this amount.

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A minimum holding period applies to all shares purchased under the ESPP. While a participant is a Thomson Reuters employee, shares purchased at the end of a calendar quarter may not be sold until the next quarterly offering period ends.

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Employees may elect to change or suspend payroll deductions during each quarterly offering period and may elect to withdraw from the ESPP at least 10 business days before a quarterly purchase date. If an individual ceases to be an eligible employee of Thomson Reuters, he or she is considered to have withdrawn from the ESPP. If ESPP enrollment is cancelled, an employee may withdraw all of his or her payroll deductions from the ESPP that have not been used to purchase shares.

SAYE	For employees based in the United Kingdom, the global employee stock purchase plan provided prior to 2010 operated as a Sharesave or “Save-As-You-Earn” plan. The ESPP was launched in the UK in 2010.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Transfers and assignments	Not possible other than by the laws of descent and distribution.

401(k) Retirement Savings Plan
Eligibility	Substantially all of our U.S. employees.
Purpose	Provide eligible employees with a tax-qualified company-sponsored retirement savings plan.
Maximum number of shares issuable	Shares for our 401(k) retirement savings plan are currently purchased in the open market.
Shares issued as of December 31, 2011	Not applicable, since shares are purchased in the open market.
Shares available for issue as of December 31, 2011	Not applicable, since shares are purchased in the open market.
Contributions
Participating employees can contribute up to 25% of their eligible compensation on a combined before-tax or after-tax basis. We also make a company matching contribution to amounts contributed by participating employees. The maximum before-tax contribution that can be made by a participating employee in 2012 is $17,000 per year (or $22,500 per year for certain participants age 50 and over).

Investment options	As of March 15, 2012, the plan had a number of different investment options, one of which was a company stock fund. Employees only contribute to the company stock fund if they have elected to do so.
Plan amendments
Substantially similar to the provisions of the stock incentive plan described above. In 2011, we made certain technical amendments to this plan, primarily related to acquisitions and dispositions of businesses and for administrative purposes. These amendments did not require shareholder approval.

Thomson Reuters Management Proxy Circular

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